                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 1999

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

            [Indicate by check mark whether the registrant files or will file annual reports under over Form 20-F or Form 40-F

                     Form 20-F   X                   Form 40-F
                               -----                           -----

               [Indicate by check mark whether the registrant by
           furnishing the information contained in this Form is also
         thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                               No   X
                              -----                            -----

              [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-
    -------

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

May 27, 1999                             By:  /s/ Andrew M. Archibald C.A.
                                              -----------------------------
                                              Vice President, Finance &
                                              Chief Financial Officer

NINETEEN NINETY EIGHT ANNUAL REPORT

CORPORATE PROFILE

[PICTURE]

Intertape Polymer Group Inc. (IPG) is a recognized leader in the development and manufacturing of specialized polyolefin plastic and paper products and complementary packaging systems.

Headquartered in Montreal, Quebec, the Company has strategically grown to support operations in 16 locations with over 2,400 employees and 13 manufacturing facilities encompassing over 2.4 million square feet.

IPG's advanced manufacturing technologies offer the flexibility to produce a wide range of products. These include carton sealing equipment and packaging products such as: shrink and stretch wrap films, carton sealing, cloth duct, double-coated, masking, filament and high-performance specialty pressure-sensitive and water-activated tapes. Other products include a variety of woven coated fabrics, flexible intermediate bulk containers (FIBC), soft drink transport & display cases and returnable produce containers.

Since its inception in 1981, IPG has been steadily becoming a major presence in North America by focusing on large niche markets, remaining the low cost producer and continuing its momentum of successful rapid growth. With this focus, its competitively priced products are sold to a broad range of industrial and specialty distributors as well as large end users in the forest and paper, chemical, mining, automotive, agricultural, recreational, geotextile and beverage industries.

The Company's financial strength establishes the foundation for continued organic growth, acquisitions and new product development. These combine to form the basis for continued expansion into both current and new markets.

Intertape Polymer Group Inc. is a publicly traded company with its common shares listed on the American Stock Exchange, and the Toronto Stock Exchange under the Stock Symbol "ITP".

SAFE HARBOUR STATEMENT

Except for historical information contained herein, statements in the release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, but are not limited to, risks associated with pricing, volume and conditions of markets. Those and other risks are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months, copies of which are available from the SEC or may be obtained upon request from the Company.

TABLE OF CONTENTS


Corporate Profile . . . . . . . . . . . . . . . . . . . . . . . .    2
Financial Highlights. . . . . . . . . . . . . . . . . . . . . . .    4
1998 Share Trading Data . . . . . . . . . . . . . . . . . . . . .    4
Message to Shareholders . . . . . . . . . . . . . . . . . . . . .    5
Management's Discussion and Analysis. . . . . . . . . . . . . . .    7
Management's Responsibility for Financial Statements. . . . . . .   19
Auditor's Report to the Shareholders. . . . . . . . . . . . . . .   19
Consolidated Financial Statements . . . . . . . . . . . . . . . .   20

CORPORATE HEADQUARTERS


110 E Montee de Liesse               Phone:            (514) 731-0731
Montreal, Quebec                     Fax:              (514) 731-5477
Canada H4T 1N4                       Website:          WWW.INTERTAPEPOLYMER.COM
                                     E-mail:           ITP$INFO@INTERTAPEIPG.COM

MANUFACTURING LOCATIONS & DIVISIONAL OFFICES


Augusta, Georgia, U.S.A.                         Montreal, Quebec, Canada
Bradenton, Florida, U.S.A.                       Porto, Portugal
Columbia, South Carolina, U.S.A.                 Rayne, Louisiana, U.S.A.
Danville, Virginia, U.S.A.                       Richmond, Kentucky, U.S.A.
Edmundston, New Brunswick, Canada                St. Laurent, Quebec, Canada
Green Bay, Wisconsin, U.S.A                      Tampa, Florida, U.S.A.
Lachine, Quebec, Canada                          Tremonton, Utah, U.S.A.
Marysville, Michigan, U.S.A.                     Truro, Nova Scotia, Canada

Manufacturing Location
Distribution Center
ISO Certified
Corporate Office

FINANCIAL HIGHLIGHTS

The data below should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations. (In thousands of Canadian dollars except per share data and selected ratios.)




YEARS ENDED DECEMBER 31,                                                   1998                  1997                          1996
RESULTS FROM OPERATIONS
Consolidated sales                                                      578,575               348,270                       271,277
Net earnings before restructuring charges (Cdn GAAP)                        N/A                32,309                           n/a
Net earnings before restructuring charges (U.S. GAAP)                       N/A                32,309                           n/a
Net earnings (Cdn GAAP)                                                  44,003                13,599                        28,596
Net earnings (U.S. GAAP)                                                 44,003                13,599                        28,956
Cash from operations before funding of changes in
non-cash working capital items                                           88,648                60,770                        43,405
PER COMMON SHARE
Net earnings before restructuring charges (Cdn GAAP)                        N/A                  1.30                           n/a
Net earnings before restructuring charges (U.S. GAAP)                       N/A                  1.30                           n/a
Net earnings (Cdn GAAP)                                                    1.75                  0.55                          1.18
Net earnings (U.S. GAAP)                                                   1.75                  0.55                          1.20
Cash from operations before funding of changes in
non-cash working capital items                                             3.53                  2.45                          1.79
Book value after restructuring charges (Cdn GAAP)                         11.80                 10.00                          9.53
Book value after restructuring charges (U.S. GAAP)                        11.80                 10.00                          9.53
FINANCIAL POSITION
Working capital                                                        (17,314)                77,193                        81,018
Total assets (Cdn GAPP)                                                 952,204               608,179                       348,578
Total assets (U.S. GAPP)                                                952,204               608,179                       348,578
Long-term debt                                                          324,227               234,377                        67,909
Shareholders' equity (Cdn GAAP)                                         297,298               250,102                       232,907
Shareholders' equity (U.S. GAAP)                                        297,298               250,102                       232,907
SELECTED RATIOS
Working Capital                                                            0.94                  1.75                          3.02
Debt/Capital Employed (Cdn GAAP)                                           0.52                  0.48                          0.23
Debt/Capital Employed (U.S. GAAP)                                          0.52                  0.48                          0.23
Return on equity before restructuring charges (Cdn GAAP)                    N/A                 12.0%                           n/a
Return on equity before restructuring charges (U.S. GAAP)                   N/A                 12.0%                           n/a
Return on equity after restructuring charges (Cdn GAAP)                   14.8%                  5.4%                         12.3%
Return on equity after restructuring charges (U.S. GAAP)                  14.8%                  5.4%                         12.4%
STOCK INFORMATION (in thousands)
Weighted average shares o/s (Cdn GAAP)                                   25,124                24,819                        24,201
Weighted average shares o/s (U.S. GAAP)                                  25,124                24,819                        24,201
Toronto Stock Exchange:
Market price at year end                                                  39.00                 30.75                         28.00
High: 52 weeks                                                            39.00                 34.45                         33.33
Low: 52 weeks                                                             25.75                 25.25                         20.25
Volume: 52 weeks                                                          9,361                 8,603                         8,048
American Stock Exchange:
Market price at year end in U.S. $                                        25.50                 21.88                         20.63
High: 52 weeks in U.S. $                                                  25.50                 25.00                         24.13
Low: 52 weeks in U.S. $                                                   16.25                 18.38                         14.94
Volume: 52 weeks                                                          1,381                 3,055                         5,368


1998 SHARE TRADING DATA


SYMBOL: ITP                     TORONTO STOCK EXCHANGE                         AMERICAN STOCK EXCHANGE              TOTAL
                      High         Low       Close     A.D.V.*        High         Low       Close    A.D.V.*     A.D.V.*
                            Canadian $                       #                  U.S. $                      #           #
1st Quarter         $34.00      $30.00      $33.00      39,670      $24.00      $20.62      $23.12      4,864      44,534
2nd Quarter         $35.00      $29.00      $33.00      36,181      $24.00      $20.12      $22.38      9,070      45,251
3rd Quarter         $38.28      $25.75      $27.75      40,602      $25.38      $18.12      $18.12      3,747      44,349
4th Quarter         $39.00      $25.75      $39.00      32,297      $25.50      $16.25      $25.50      4,273      36,570

                                                          *Average Daily Volume
                                       4

MESSAGE TO SHAREHOLDERS

Dear Shareholders,

Once again in 1998, Intertape Polymer Group (IPG) achieved record-breaking results in both revenue and bottom-line performance. It was a significant year for many reasons; substantial internal growth, the integration of American Tape Co. (ATC) and the timely acquisitions of Anchor Continental, Inc. (Anchor) and Rexford Paper Company (Rexford). The year's financial highlights are as follows:

    o    Sales up 66.1% to $578.6 million
    o    Gross profits increased by 68.4% to $162.3 million
    o    Net earnings up 36.2% (before 1997 restructuring) to $44.0 million
    o    Earnings per share up 34.6% (before 1997 restructuring) to $1.75
    o    Dividends increased by 23.1% to $0.16


Going forward, the Company is in an enviable position with historical product growth continuing to thrive in the double-digit arena and IPG's ability to acquire and assimilate companies without incurring financial, managerial or operational strain.

The year was an excellent one for all major products. Overall sales of pressure sensitive tape, equipment, shrink film and stretch wrap showed above-average growth. Our "Basket of Products" approach is becoming a highly effective strategy and should continue to provide high sustainable growth. IPG continues to be a unique company in offering non-product pricing savings to our customers.

IPG also enjoyed growth in the woven coated and FIBC products. Time and resources were dedicated to developing new products for the former, and consolidating a lower manufacturing base for the latter. The initial results in 1999 indicate rapid growth for these products, and the projected return to profitability in FIBC manufacturing operations.

New shrink film, pressure sensitive tape and woven product developments in 1998 continued to provide high value-added results for our growing customer base. These new products added to IPG's solid foundation for continued market share growth and offers our customers an effective alternative to existing competitive products.

The 1997 acquisition of ATC proved to be very successful. The addition of masking, filament and specialty tape products improved IPG's ability to expand our unique "Basket of Products" program. The impact was enhanced manufacturing output, resulting in a 20% gross margin increase at the Marysville, Michigan plant. This fell in line with our 1998 objectives. The Richmond, Kentucky facility broke even during the year, which is exceptional as there were large on-going losses prior to the acquisition.

During the fall of 1998, we acquired Rexford and Anchor. Rexford was a relatively small manufacturer of water-activated tape in Milwaukee, Wisconsin and more importantly, a unique re-distributor of packaging products. Rexford's specialized sales department continues to focus on a distributor niche, which specifi-cally place small quantity orders. This sales department remains intact and will spearhead our developing business with a growing network of these distributors. Since the acquisition, the Milwaukee facility was closed and production has been shifted to our Green Bay plant.

In keeping with IPG's objective to increase overall efficiencies, the production of some products was moved from Anchor to other more efficient facilities. In addition, the workforce continues to shrink as changes are implemented. This results in an initial reduction in personnel of 20%, and further downsizing is planned as new improvements are made. As well, a major training and capital equipment modification program has been instituted. This will allow the facility to grow and expand according to new objectives and to meet our stringent quality standards.

There is no doubt that 1998 was a year of strategically important accomplishments, despite operational concerns about the number of non-integrated IT systems within the corporation that hampered our ability to
supply our normally high standard of customer service.   The burden of
non-integration on our inventory and accounts receivable departments amounted to some $30 million of working capital, and made tracking our results difficult. A total revamp of the Company's hardware and software was implemented and subsequently came on-line in mid March of 1999. The results to date are positive and we look forward to meeting our customer's future needs, and providing the best service in our industry.

Adding to our continued dedication for improvement throughout our operations, products and services, we would like to provide assurance that the Y2K issue continues to be at the forefront of our systems implementation and we anticipate its completion well before the end of the year.

Manufacturing improvements also resulted in substantial cost reductions during the year. The Danville facility increased unit output by 15% with no increase in labour and fixed costs. All plants showed overall improvement, with the Truro facility remaining extremely productive throughout an extensive warehouse expansion process. Simultaneously, construction of the Utah facility was completed on time and is currently producing at the targeted output and cost.

During the first quarter of 1999, the Company completed a "bought deal" whereby three million new shares were issued from treasury at Cdn$40.25 each. The market conditions were favorable and the proceeds were used to retire existing debt.

The packaging industry is continuing to evolve rapidly. Consolidation of customers, competitors and suppliers is happening on a regular basis. IPG remains at the forefront of these activities, and in a strong position to continue our multi-product growth. The Company is more than prepared to meet the challenge, and people remain our most important collective asset. I look forward to a prosperous 1999, with the confidence that our potential for success is more exciting than ever.


Melbourne F. Yull
Chairman & Chief Executive
Officer
March 14, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

SALES

Intertape Polymer Group's (IPG's) consolidated sales increased by 66.1% to $578.6 million for the year 1998; and in 1997 recorded an increase of 28.4% to $348.3 million for the year, from $271.3 million for the year 1996. All our products consist of packaging products made from various combinations of resins and papers, which are then converted into high quality and value-added products. These products are made from somewhat the same extrusion processes and differ only in the final stages of manufacturing. Furthermore, most of our products, while brought into the market through varying sales methods, generally bear the same economic characteristics. Management considers all of our products to be within one reportable segment.

IPG's products are brought to market either through distributors or by selling directly to end-users. In both cases, the Company's highly trained sales force works closely with either the sales forces of the distributors or directly with the distributor's customer; or with the end-user customer. Examples of products sold through distributors are: pressure sensitive carton sealing tape which include both hot-melt (introduced in 1981) and acrylic (1995); water activated carton sealing tape (1996); masking tape (1997); cloth duct tape
(1998); shrink wrap (1992); stretch wrap (1996) and a line of carton sealing equipment (1994). Examples of products sold directly to end-users include a wide range of woven/coated fabrics (1989); flexible intermediate bulk containers (1993); and transport and display cases (1989) that are either sold to the customer or rented.

The following are the highlights of factors that contributed to the increase in sales volume during 1998:

o In almost all of the major products, selling prices were generally falling throughout 1996. This trend continued throughout 1997 and 1998. This is in sharp contrast to 1995 where unit prices saw a significant increase during that year. These changes in unit selling prices move in relation to raw material resin prices which began to fall during the latter half of 1995, continued to decline throughout 1996, 1997 and again in 1998. Consequently, growth in revenue was a result of increases in unit volume, less the dampening effect of falling unit selling prices by an average 10.0% each year for all product lines during the period from 1996 to 1998. For 1998 alone, Management estimates that revenue increased $62.7 million (18.0% of 1997 revenue) as a result of volume increases, less the effect of lower unit selling prices of $46.3 million for a net gain of approximately $16.4 million.

                                    [CHART]

o 1998 was the first year where there were significant increases in revenue derived from acquisitions. These revenues resulted from the acquisitions of American Tape Co. (ATC) (December 15, 1997), Anchor Continental, Inc. (ACI) (September 1998) and Rexford Paper Company (Rexford) (October 1998). The combined revenue effect of these acquisitions during 1998, amounts to approximately $175.0 to $200.0 million. 1997 was a year where there was very little volume growth as a result from acquisitions. During 1996, the Company had some increases in revenue from acquisitions.

o Fewer new products were introduced in 1998 and 1997 other than those resulting from Management's decision to search out new products through acquisitions. During 1996, the Company successfully introduced stretch wrap and various new woven coated products. Sales derived from these new products during 1996 amounted to approximately $29.7 million.

o Our U.S. derived sales increased in Canadian dollars by $16.7 million ($4.2 million for 1997 and decreased by $1.9 million for 1996) because of a 7.1% decline (decrease of 1.5% for 1997 and an increase of 0.6% for 1996 respectively) in the Canadian dollar against the US dollar during these years.

Management is anticipating further increases in revenue during 1999 as a result of the following factors:

o Intertape Polymer Group is continuing to increase its manufacturing capacities. The Company has completed its new facility located in Tremonton, Utah and will further expand this facility during 1999. Various additional capacities are to be installed in a number of facilities throughout the year. The integration of the acquired facilities in Columbia, S.C. and Richmond, KY. within our traditional tape plants will provide further capacity for various products. In order to keep pace with the FIBC demand we are expanding our relationship in Mexico to gain further output. Finally, our continuous program to reduce waste and increase running speeds will provide additional throughput.

o The Company has enjoyed unit growth in all products under various economic conditions throughout its history. Management does not anticipate that this growth will diminish in any material way during 1999.

o As mentioned above, 1998 saw a further series of declines in unit selling prices. We currently anticipate that selling prices will remain stable for most products unless the trend in stable raw material costs changes. The exception to this relates to the effect of imported products that are competing with some of our low-end products. These imports are taking advantage of their currency devaluation that has started to have the effect of temporarily lowering prices. We do not anticipate that this situation will reverse until those currencies begin to strengthen.

GROSS PROFIT AND GROSS MARGIN

Intertape Polymer Group's gross profit increased 68.4% to $162.3 million for 1998 from $96.4 million in 1997. Gross profit increased 22.8% to $96.4 million in 1997 from $78.5 million for 1996. As a percentage of sales, gross margins were 28.1% for 1998, 27.7% for 1997 and 28.9% for 1996.

o The Company continues to follow a program to improve efficiencies by devoting extensive capital expenditures at all our plants, on an ongoing basis. Since 1990, over $280.0 million has been invested in equipment and capital assets in all plants, in an effort to reduce waste and increase output, as well as on equipment to manufacture new products. Throughout 1998, IPG again increased outputs in all plants and as a result, recorded increased sales volume in these products without requiring a proportionate increase in direct and indirect labour or in manufacturing overhead. Consequently, gross margins should have increased more than they did. Decreases in raw material costs that began in the 3rd quarter of 1995 and continued during 1996, 1997 and 1998 have negatively impacted gross margins. Lower dollars of value-added (the difference between the cost of a unit of resin and its corresponding selling price) resulted in pressure on gross margins.

o Circumstances within several products have lead to margins below our objective of 30%. Margins for stretch wrap are currently lower than our normal margins because of over-capacity in the market, which lead to lower unit selling prices. Water-activated products traditionally bear a lower gross margin, as this market has been relatively flat for the past several years. Within the products that came with the acquisitions of both American Tape and Anchor Continental, are products which bear margins that are traditionally 3% to 5% lower than Intertape's traditional margins. As a result of the above, Management estimates that the Company gave up between 2% to 3% gross margin in both 1998 and 1997.

                                    [CHART]

Management foresees that the trend of increasing gross profits will continue for the following reasons:

o The impact of expanded plant outputs will continue during 1999 as further efficiency measures are implemented.

o New equipment installed during 1998 will have an effect on gross profits for 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, General and Administrative (SG&A) expenses increased $29.7 million or 71.1% to $71.5 million ($8.9 million or 27.0% to $41.8 million for 1997 from $32.9 million for 1996). As a percentage of sales, these expenses increased to 12.4% for 1998, compared to 12.0% for 1997 and 12.1% for 1996. These increases in costs occurred for the following reasons:

1998

o During the year the Canadian dollar declined against the US dollar by 7.1%. As applied to US$ based SG&Acosts from 1997, this resulted in an increase in reported costs in Canadian dollars of approximately $1.5 million.

o SG&A costs do not fluctuate with changes in unit selling prices. Based on Management's analysis of 1998 revenue whereby we believe that the Company has endured approximately a 10.0% decline in selling prices, means that selling costs would have been 1.2% less as a percentage of revenue without this impact.

o Included in SG&A for 1998 are those costs derived from businesses acquired during the year. In total, these costs amount to approximately $7.4 million.

1997

o For 1997, SG&A expenses related to businesses acquired during 1996 were naturally for a full twelve-month period as opposed to eight weeks and twenty-five weeks during 1996 for Tape, Inc. and Augusta Bag respectively. Although these costs increased in gross dollars, they declined as a percentage of related sales. In addition, there is a small amount of SG&A dollars in 1997 as a result of the acquisition of ATC.

o With the introduction of stretch wrap as well as continued increases in unit volume in the shrink wrap products, additional sales personnel and technical support staff were added in both 1996 and 1997.

                                    [CHART]

o Additional product marketing managers were also added to our staff during 1997. o Finally, during 1997 the sales team and sales support units of Tape, Inc. were combined with the rest of the Company to make a more cohesive group, reducing the number of positions on a combined basis.

Looking ahead, Management believes that once the integration of the ACI and Rexford sales groups are finalized during 1999, SG&A costs, taken as a percentage of sales, should begin to decline.

RESEARCH AND DEVELOPMENT

Research and Development continues to be an extremely important function within the Company. The R&D staff within ACI augments the current IPG group and has placed the Company in a stronger position to develop new products and processes on an accelerated basis. Taken as a percentage of sales, R&D has increased to 0.8% for the current year compared to 0.6% for 1997 and 1996.

OPERATING PROFIT

Intertape Polymer Group's operating profit (defined for these purposes as gross profit less selling, general and administrative expenses) increased $36.1 million to $90.8 million compared with $9.0 million to $54.7 million for 1997, from $45.6 million for 1996. As a percentage of sales, operating profits were 15.7% for both 1998 and 1997, as compared to 16.8% for 1996.

RESTRUCTURING CHARGES

During 1997, the Company recorded a restructuring charge of $27.1 million in relation to the Company's flexible intermediate bulk containers (FIBC) products. The first decision was to supply converters outside of Canada and the U.S.A. with Intertape's fabric and convert them into bags. This program was introduced during the latter half of 1997 and has dramatically impacted our converting margins. The second decision was to undertake a review of all FIBC facilities' assets, which resulted in a decision to take a one-time charge against earnings for write-downs and other restructuring provisions totalling $27.1 million. The Company has written down goodwill previously purchased as part of the Cajun Bag and Augusta Bag acquisitions, written off certain assets within these facilities, reduced

                                    [CHART]

                                    [CHART]
the carrying value of certain other assets within these operations and has made provisions for future costs to reduce the size of these operations. During 1998, several facilities were consolidated into one location and the amount of production contracted outside of Canada and the U.S.A. was increased.

INCOME TAXES

The Company's income taxes increased to $18.0 million or 29.0% of earnings as compared to $6.1 million or 31.0% of earnings in 1997 and from $11.8 million or 29.2% of earnings for 1996. The Company's statutory income tax rate was 42.9% for 1998; 43.4% for 1997, and 43.1% for 1996. Except for the impact of certain items for tax purposes discussed below, the amortization of that part of the goodwill which is non-deductible for income tax purposes, will result in the Company's effective income tax rate exceeding its statutory tax rate. The Company's effective tax rate was impacted by two material events during the three years commencing with 1996. Firstly, the Company's foreign based income is taxed at rates which are significantly lower than the rates that would have applied on the income had it been earned in Canada. Secondly, the Company entered into a series of transactions that resulted in permanent differences greater than that of previous years. It is expected that the effective tax rate for 1999 will settle around the 30% rate. This depends somewhat on there being no announced significant increases in corporate income tax rates for fiscal 1999 in Canada, the U.S.A. or Portugal.

NET EARNINGS - CANADIAN AND U.S. GAAP

During 1997, the Company recorded a charge against earnings for a restructuring of certain operations as discussed earlier. Canadian GAAP permits the disclosure of a subtotal representing "earnings before restructuring charges and income taxes". US GAAP does not permit the presentation of this subtotal. Consequently, net earnings for 1997 under both Canadian and US GAAP were $13.6 million as compared to $28.6 million for 1996. For purposes of the following, the 1997 earnings are based on the earnings that would have been recorded as if the restructuring had not taken place. Net earnings under Canadian GAAP increased 36.2% to $44.0 million for 1998 from $32.3 million for 1997. Previously, 1997 net earnings had increased 13.0% from $28.6 million for 1996. Net earnings prepared under

                                    [CHART]

                                    [CHART]

Canadian GAAP conform in all material amounts that would have to be reported if the financial statements would have been prepared under US GAAP.

EARNINGS PER SHARE - CANADIAN AND U.S. GAAP

CANADIAN GAAP

As noted previously, Cdn GAAP and US GAAP differ in the presentation of the restructuring charges taken against earnings during 1997. Neither allows for the presentation of earnings per share before the effect of this charge. Consequently, these charges that had the effect of $0.75, are included in all computations of earnings per share.

o Basic earnings per share (EPS) increased 218.2% to $1.75 in 1998 from $0.55 in 1997; and 1997 had decreased by 53.4% from $1.18 in 1996. The weighted average number of common shares outstanding for the purpose of the EPS calculation was 25.1 million shares for 1998, 24.8 million shares for 1997, and
24.2 million shares for 1996. o Fully diluted EPS increased 217.0% to $1.68 for 1998 from $0.53 for 1997; and had decreased 53.1% from $1.13 in 1996. The fully diluted EPS reflects the effects of stock options that have been granted to employees of the Company but that have not been exercised.

U.S. GAAP

o Starting in 1997, basic EPS under US GAAP is calculated in a manner consistent with Canadian GAAP. Earnings per share increased 218.2% to $1.75 from $0.55 for 1997; and 1997 decreased 54.2% from $1.20 in 1996. The weighted average number of common shares outstanding used to compute earnings per share under US GAAP was 25.1 million shares for 1998, 24.8 million shares for 1997 and 24.2 million shares in 1996. Comparative figures have been restated accordingly.

LIQUIDITY AND CAPITAL RESOURCES

CHANGES IN CASH RESOURCES

Cash flow from operations increased 46.0% to $88.6 million from $60.8 million in 1997 and $43.4 million in 1996. Of this amount, $57.2 million ($22.0 million for 1997) was used to fund the increase in non-cash working capital items. The balance of $31.5 million ($38.8 million in 1997) was augmented with an increase in long-term debt of $254.9 million ($166.1 million for 1997) and $1.8 million from the issue of common shares by way of the exercise of stock options ($4.4 million


                                    [CHART]

                                    [CHART]
for 1997). These funds totalling $288.2 million ($209.3 million for 1997) were used primarily to:

o Refinance $183.8 million of bank loans and other debt; ($110.6 million during 1997 to refinance debt acquired from the purchase of American Tape Co. (ATC);

o Acquire $70.3 million of fixed assets; ($50.0 million for 1997);

o Carry out the acquisition of Anchor Continental, Inc. (ACI) in the amount of $173.2 million; ($65.7 million during 1997 for the acquisition of American Tape Co. (ATC);

o Pay an annual dividend of $3.3 million; ($2.5 million for 1997);

o For 1998, increase in the deficiency of cash from $25.1 million to $186.9 million; and for 1997 decrease the balance of cash from $3.7 million to a deficiency of $25.1 million.

CASH (BANK INDEBTEDNESS)

The use of short-term credit facilities continued during the year in both Canada and the U.S. Of the $161.8 million increase, approximately $150.0 million relates to the acquisition of Anchor Continental, Inc. during September of 1998 and the remainder relates to the acquisition of Rexford Paper Company. These credit facilities were reduced to approximately $150.0 million during March 1999 by the partial use of the proceeds of a common share offering which was finalized at that time. As discussed below, the Company has in excess of $150.0 million of unused long-term credit facilities which it intends to use to refinance this remaining short-term borrowing. After this expected repayment, Management does not anticipate any significant change in either the use of or the conditions of any of these credit facilities during 1999.

CREDIT  FACILITIES

After the effect of the recent common stock issue, the Company maintains a cash balance of approximately $35.0 million and retains unused facilities of $25.0 million with a Canadian Chartered Bank and a further US$20.0 million facility with several U.S. banks. All these facilities are unsecured and bare interest at the bank prime rate. As well, the Company has two, 2 year facilities in the amount of US$50.0 million each which it intends to use to refinance the remaining short-term facility.

LONG-TERM DEBT

During the year, the Company successfully completed a US offering of $209.7 million (US$137.0 million) of Senior


                                    [CHART]

                                    [CHART]
unsecured U.S. dollar notes bearing interest at the rate of 6.82%, payable semi-annually, maturing March 31, 2008. The proceeds were used primarily to repay the bank debt of $164.0 million (US$114.0 million) incurred during 1997 in relation to the acquisition of American Tape Co. As mentioned above, part of the proceeds of the recent stock offering were used to repay the $50.5 million revolving credit facility. Proceeds of the offering have not yet been utilized to repay the Series 1, 2 and 3 Notes.

CAPITAL STOCK

During 1998 and 1997 various employees exercised stock options which contributed $1.8 million and $4.4 million respectively. During the 1st quarter of 1999, the Company issued 3,000,000 additional common shares at a price of $40.25 per share for a total cash injection of $120.8 million or $115.7 million after issue costs. This cash was used for the repayment of all short-term borrowings, excluding the US$100.0 million facility. In addition, the Company used proceeds to payback the amounts outstanding under the $50.5 million long-term revolving facility. The resulting excess cash was used to retain approximately $35.0 million in short-term investments.

CAPITAL EXPENDITURES

Total capital expenditures for 1998 were $70.3 million. A number of major capital projects underway during 1998 included: the increase in film capacity at the Danville plant with the installation of a BOPP line. In keeping with IPG's commitment to increase output, an adhesive coater was upgraded at the Montreal facility. With continued emphasis on successful commercialization and development of new vinyl replacement materials in the Truro facility, a new coextrusion fabric coater was acquired in late 1998, with installation continuing in the first half of 1999. The Tremonton and Marysville facilities also experienced major improvements with the installation of a film treatment unit for high strength and light gauge shrink film for the former, and the completion of a project to reduce VOC emissions for the latter. Eventually impacting all facilities, the Warehouse Management System (WMS) was implemented in three facilities to improve inventory management and shipping efficiencies during 1998. WMS will be implemented in all other major facilities during 1999. Other initiatives were undertaken to upgrade the former ATC plant in Richmond and to lower costs in manufacturing, by

                                    [CHART]

                                    [CHART]
automating processes to improve material yields and output from certain equipment. The 1998 program is a continuation of the Company's ongoing commitment to its shareholders, employees and customers to grow its businesses at greater than industry rates and to be the low-cost producer in chosen markets. The 1998 program compares with $50.1 million for 1997. As in the recent past, the 1998 capital program was financed from cash flow.

BUSINESS ACQUISITIONS

1998

On September 23, 1998 the Company purchased 100% of the outstanding shares of Anchor Continental, Inc., a South Carolina manufacturer of pressure sensitive tape including both duct and masking tape. On October 7, 1998 the Company acquired substantially all the operating assets of Rexford Paper Company which is a Wisconsin redistributor of a variety of pressure-sensitive tape as well as a manufacturer of water-activated tape. Both these acquisitions form part of the ongoing program to broaden the variety of products, which the Company makes and distributes both domestically and throughout the world.

The total cash consideration and estimated transaction costs for these acquisitions were approximately $173.2 million (US$113.3 million). The preliminary purchase price allocation, which reflects $110.0 million allocated to goodwill, were based on available information and preliminary appraisals and are subject to revision as more facts become known. Goodwill from these acquisitions is being amortized over a forty-year period. Under US GAAP, the Company is required to present pro forma financial information in the notes to the financial statements. This presentation is limited to certain permissible adjustments such as the inclusion of additional amortization of goodwill arising from these acquisitions, increases in financial expenses for debts incurred to finance these acquisitions and the income tax effects on such adjustments. Assumptions that have not been included in the pro forma information are the effects of either certain decisions that have been made by Intertape's Management since the date of the acquisitions as well as the effect of various decisions that Intertape's Management would have made at the beginning of the respective periods. Examples of recent decisions are the reduction in interest rates for both short-term and long-term debt, the downsizing throughout the acquired organizations, the closure of one of the acquired company's manufacturing facilities and offices in Wisconsin and its transfer into our Green Bay facility, and product rationalization leading to the transfer for the manufacturing of some products to Intertape facilities.

Examples of decisions Intertape's management would have changed or altered had they been in the position of making such decisions throughout the respective periods would have been the location of the manufacturing of certain products to other Intertape facilities, and the method by which certain key management positions of the acquired entities were staffed. Taken as a whole, the absence of the effect of the above-mentioned information makes these pro forma financial disclosures to be of little value.

1997

On December 16, 1997 the Company completed the acquisition of 100% of the common shares of American Tape Co. (ATC). This acquisition increased Intertape's product line with additions to its then prevailing line of pressure-sensitive tape as well as other products. The former group of products includes paper masking and speciality tape, paper identification, packaging/splicing tape, reinforced filament and cloth tape. The latter group includes certain products already made by Intertape such as pressure-sensitive carton sealing tape and shrink wrap. The purchase price was approximately $66.0 million (US$46.0 million). In addition, $103.0 million (US$72.0 million) of ATC's long-term debts were refinanced following the acquisition.

The purchase price allocation, reflects approximately $105.0 million allocated to goodwill, and is being amortized over a forty-year period.

BOOK VALUE PER SHARE

Taken before the effect of the 1997 restructuring, the book value on a per share basis increased 9.9% to $11.80 as compared to $10.74 last year; The 1997 increase was 12.7% from $9.53 for 1996.

DIVIDEND ON COMMON SHARES

On March 9, 1999, the Company declared an annual dividend of Cdn$0.16 or U.S.$0.106 per share to shareholders of record on March 19, 1999. The dividend is payable on April 5, 1999 and will amount to approximately $4.5 million.

On March 10, 1998, the Company declared an annual dividend of Cdn$0.13 or US$0.092 per share to shareholders of record on March 20, 1998. The dividend was paid on March 31, 1998 and amounted to approximately $3.3 million.

On March 4, 1997, the Company declared an annual dividend of Cdn$0.10 or US$0.073 per share to shareholders of record on March 13, 1997. The dividend was paid on March 27, 1997 and amounted to approximately $2.5 million.


                                    [CHART]

INFORMATION TECHNOLOGY INITIATIVES

The Company has significantly reduced its exposure to the possible risks related to the arrival of the Year 2000 (Y2K) on its computerized financial management and process controls systems. The Company's action plan; begun in 1997 and drawing upon the time and expertise of over 50 employees and consultants, has accessed and inventoried all internal and external factors that are within the influence of the Company. The "Enterprise and business process control systems" (EBPCS) currently in use, have been thoroughly analyzed and the solutions will be fully implemented by September 1999. By the end of the 1st quarter of 1999, the EBPCS' of the seven (7) of the largest sites (Danville, Montreal, Truro, Marysville, Richmond, Tremonton and Lachine), will have been converted, as well as the accounting functions of the head office group. The action plan also requires continual monitoring of all business related hardware and software systems and the development of a compliance repository to track and document all activities taken to date to become Y2K compliant. In addition, the Company is giving special attention to our suppliers, vendors, and customers to elicit guarantees of continued service and support in order to avoid any difficulties in its transactions with them. These guarantees are in the form of contracts with the third-party representatives to provide hardware/software support, personnel support, or financial support to maintain the Company's financial and competitive position. The cost of these solutions is capitalized whenever the systems functions are improved; otherwise, they are charged against earnings. To date, the Company has spent in excess of $4.0 million to replace and revamp it's various computer systems.

As a part of this process, the Company has also migrated over 80% of it's various accounting and order entry systems that were in use as the result of acquisitions over the past three (3) years into one (1) integrated enterprise system. The remaining 20% will be migrated in the same time frame as the balance of the Y2K initiatives.

OTHER MATTERS

Management believes that the combination of the newly enhanced order entry and other enterprise systems in conjunction with new products and increases in various capacities as the result of the ongoing series of strategic acquisitions over the past several years, will allow the Company to maintain its impressive organic growth while maintaining its low cost producer objectives. Taken as a whole, management is committed to continue to grow revenues and earnings in the years to come.

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL STATEMENTS

TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.

The consolidated financial statements of Intertape Polymer Group Inc. and the other financial information included in this annual report are the responsibility of the Company's management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles and include some amounts that are based on management's best estimates and judgements. The selection of accounting principles and methods is management's responsibility.

The Company maintains internal control systems designed to ensure that the financial information produced is relevant and reliable.

Management recognizes its responsibility for conducting the Company's affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the financial statements and other financial information to the audit committee, the majority of whom are non-management directors.

The audit committee's role is to examine the financial statements and annual report and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company's accounting and finances. In order to do so, the audit committee meets periodically with the external auditors, to review their audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

The Company's external auditors, Raymond Chabot Grant Thornton, appointed by the shareholders at the Annual General Meeting, have audited the Company's financial statements and their report indicating the scope of their audit and their opinion on the financial statements follows.

March  9, 1999

Andrew M. Archibald, C.A.
Chief Financial Officer,
Secretary, Treasurer,
Vice President Administration

Melbourne F. Yull
Chairman and Chief Executive Officer

AUDITOR'S REPORT

TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.

We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 1998 and 1997 and the consolidated statements of earnings, retained earnings and changes in cash resources for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the years ended December 31, 1998, 1997 and 1996 in accordance with generally accepted accounting principles in Canada.

Generally accepted accounting principles in Canada differ in some respects from those applicable in the United States of America (See Note 22).

Chartered Accountants

Montreal
March 9, 1999

CONSOLIDATED EARNINGS

(In thousands of Canadian dollars; except per share amounts)

Years Ended December 31,                                        1998          1997           1996
------------------------                                        ----          ----           ----
SALES                                                        $ 578,575     $ 348,270      $ 271,277
Cost of sales                                                  416,252       251,856        192,748
                                                             ---------     ---------      ---------
GROSS PROFIT                                                   162,323        96,414         78,529

Selling, general and administrative expenses                    71,547        41,754         32,895
Amortization of goodwill                                         5,096         2,360          1,780
Research and development                                         4,682         2,228          1,763
Financial expenses (Note 4)                                     19,022         3,247          1,695
                                                             ---------     ---------      ---------
                                                               100,347        49,589         38,133

Earnings before restructuring charges
  and income taxes                                              61,976        46,825         40,396
Restructuring charges (Note 5)                                       -        27,116              -
                                                             ---------     ---------      ---------
Earnings before income taxes                                    61,976        19,709         40,396
Income taxes (Note 6)                                           17,973         6,110         11,800
                                                             ---------     ---------      ---------
NET EARNINGS                                                 $  44,003     $  13,599      $  28,596
                                                             ---------     ---------      ---------
Earnings per share
  BASIC                                                      $    1.75     $    0.55      $    1.18
                                                             ---------     ---------      ---------
  FULLY DILUTED                                              $    1.68     $    0.53      $    1.13
                                                             ---------     ---------      ---------


CONSOLIDATED RETAINED EARNINGS

(In thousands of Canadian dollars)


Years Ended December 31,                                        1998          1997           1996
------------------------                                        ----          ----           ----
Balance, beginning of year                                   $  89,632     $  78,506      $  51,953
Net earnings                                                    44,003        13,599         28,596
                                                             ---------     ---------      ---------
                                                               133,635        92,105         80,549
Dividends                                                        3,260         2,473          2,043
                                                             ---------     ---------      ---------
BALANCE, END OF YEAR                                         $ 130,375     $  89,632      $  78,506
                                                             ---------     ---------      ---------


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CHANGES IN CASH RESOURCES

(In thousands of Canadian dollars)


Years Ended December 31,                                              1998          1997           1996
------------------------                                              ----          ----           ----
OPERATIONS
Net earnings                                                     $   44,003     $   13,599     $   28,596
Non-cash items
 Depreciation and amortization                                       31,442         18,441         12,759
 Future income taxes                                                 13,203          2,503          2,050
 Restructuring charges                                                    -         26,227              -
                                                                 ----------     ----------     ----------
Cash from operations before funding of changes
 in non-cash working capital items                                   88,648         60,770         43,405
Changes in non-cash working capital items                           (57,156)       (21,991)       (34,941)
                                                                 ----------     ----------     ----------
SOURCE OF CASH                                                       31,492         38,779          8,464


FINANCING
Issue of long-term debt                                             254,910        166,089         52,626
Repayment of long-term debt                                        (183,812)      (110,594)       (45,361)
Issue of common shares                                                1,793          4,427          7,851
Dividends paid                                                       (3,260)        (2,473)        (2,043)
                                                                 ----------     ----------     ----------
SOURCE OF CASH                                                       69,631         57,449         13,073

INVESTMENT
Acquisitions of businesses (Note 7)                                (173,232)       (65,663)       (12,096)
Capital assets, net of investment tax credits                       (70,312)       (50,064)       (46,994)
Other assets                                                        (13,657)        (6,255)        (9,530)
                                                                 ----------     ----------     ----------
USE OF CASH                                                        (257,201)      (121,982)       (68,620)
DECREASE IN CASH                                                   (156,078)       (25,754)       (47,083)
                                                                 ----------     ----------     ----------
Effect of foreign currency translation adjustments                   (2,268)           294            125
Bank indebtedness assumed on business acquisitions                   (3,445)        (3,303)             -
Cash (bank indebtedness), beginning of year                         (25,083)         3,680         50,638
                                                                 ----------     ----------     ----------
CASH (BANK INDEBTEDNESS), END OF YEAR                            $ (186,874)     $ (25,083)    $    3,680
                                                                 ----------     ----------     ----------



Cash includes cash reduced by bank overdrafts

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(In thousands of Canadian dollars)



ASSETS                                        December 31,              1998                    1997
------                                                                  ----                    ----
Current assets
 Receivables (Note 8)                                               $  126,980              $   94,970
 Inventories (Note 9)                                                  118,366                  68,675
 Prepaid expenses                                                        2,453                   4,752
 Future income tax assets                                               12,044                  12,136
                                                                    ----------              ----------
                                                                       259,843                 180,533

Capital assets (Note 10)                                               395,187                 256,467
Other assets (Note 11)                                                  31,537                  21,945
Goodwill, at amortized cost                                            265,637                 149,234
                                                                    ----------              ----------
                                                                    $  952,204              $  608,179
                                                                    ==========              ==========

LIABILITIES                                   December 31,              1998                    1997
-----------                                                             ----                    ----
Current liabilities
 Bank indebtedness (Note 12)                                       $   186,874              $   25,083
 Accounts payable and accrued liabilities                               87,219                  73,947
 Installments on long-term debt                                          3,064                   4,310
                                                                    ----------              ----------
                                                                       277,157                 103,340

Long-term debt (Note 13)                                               321,163                 230,067
Other liabilities (Note 14)                                             56,586                  24,670
                                                                    ----------              ----------
                                                                   $   654,906              $  358,077
                                                                    ==========              ==========


SHAREHOLDERS' EQUITY                          December 31,              1998                    1997
--------------------                                                    ----                    ----
Capital stock (Note 15)                                            $   159,223              $  157,430
Retained earnings                                                      130,375                  89,632
Accumulated foreign currency
 translation adjustments (Note 16)                                       7,700                   3,040
                                                                    ----------              ----------
                                                                       297,298                 250,102
                                                                    ----------              ----------
                                                                   $   952,204              $  608,179
                                                                    ==========              ==========


The accompanying notes are an integral part of the consolidated financial statements.


On behalf of the Board,


Gordon R. Cunningham, Director                   Ben J. Davenport, Jr., Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian dollars; tabular amounts in thousands, except per share amounts)


1. GOVERNING STATUTES

The Company, incorporated under the Canada Business Corporations Act, is based in Montreal, Canada. The common shares of the Company are listed on the American Stock Exchange in the United States of America and on the Toronto Stock Exchange in Canada.

2. ACCOUNTING POLICIES

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of cash, receivables, bank indebtedness as well as accounts payable and accrued liabilities is equivalent to carrying amounts, given the short maturity period of such financial instruments. The fair value of receivables from joint ventures approximates the carrying amounts reported in the consolidated balance sheets. The fair value of long-term debt was established as described in Note 13.

INVENTORY VALUATION

Raw materials and parts and supplies are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is principally determined by the first in, first out method.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

2. ACCOUNTING POLICIES (Continued)

CAPITAL ASSETS

Capital assets are stated at cost less applicable investment tax credits and government grants earned, and are depreciated over their estimated useful lives principally as follows:

                                                        Methods                        Rates and Periods
                                                        -------                        -----------------
Buildings . . . . . . . . . . . . . . . . . . . . . .   Diminishing balance            5%
                                                        or straight-line               15 to 40 years

Buildings under capital leases. . . . . . . . . . . .   Straight-line                  20 years

Manufacturing equipment . . . . . . . . . . . . . . .   Straight-line                  7 to 20 years

Furniture, office, computer equipment and other . . .   Diminishing balance            20%
                                                        or straight-line               5 years

The Company follows the policy of capitalizing interest during the construction and preproduction periods as part of the cost of significant capital assets. Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized.

DEFERRED CHARGES

Debt issue expenses are deferred and amortized on a straight-line basis over the term of the related obligation. Other deferred charges are amortized on a straight-line basis over a five-year period.

GOODWILL

Goodwill represents the excess of the purchase price and related cost over the value assigned to the net tangible assets of investments in subsidiaries and joint ventures at the dates of acquisition. Goodwill is being amortized on a straight-line basis over 40 years, the estimated life of the benefit. The value of goodwill is regularly evaluated by reviewing the returns of the related business, taking into account the risk associated with the investment. Any permanent impairment in the value of goodwill would be written off against earnings.

ENVIRONMENTAL COSTS

The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. The Company also accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and its proportionate share of the amount can be reasonably estimated.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

2. ACCOUNTING POLICIES (Continued)

INCOME TAXES

In 1998, the Company adopted the recently revised recommendations of the Canadian Institute of Chartered Accountants section 3465, Accounting for income taxes. Under these recommendations, income taxes are now accounted for using the liability method. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial reporting values and the tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the years in which the differences are expected to reverse. This change in accounting policy was applied prospectively, as the effect on prior years' reported amounts was not significant. For the year ended December 31, 1998, the change resulted in an increase to goodwill of $4.7 million and a corresponding increase in net future income tax liabilities.

FOREIGN CURRENCY TRANSLATION

The accounts of foreign subsidiaries and joint ventures which are considered to be financially and operationally self-sustaining are translated into Canadian dollars under the current rate method and therefore, all gains and losses arising from the translation of the financial statements of these foreign subsidiaries are deferred in the "Accumulated foreign currency translation adjustments" account in shareholders' equity. Accounts in currencies other than Canadian dollars of Canadian entities and accounts of integrated foreign subsidiaries are translated under the temporal method.

EARNINGS PER SHARE

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Fully diluted earnings per share reflect the dilutive effects of stock options which would have resulted if exercise of options had occurred at the beginning of the period or at the date of the granting of the options.

Based on imputed rates of return of 6% in 1998, 1997 and 1996, after-tax imputed earnings of $1,542,000 in 1998, $444,000 in 1997 and $693,000 in 1996 were considered for purposes of calculating fully diluted earnings per share.

All earnings per share calculations reflect the impact of the two-for-one subdivision of the common shares which was effected on June 4, 1996.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

3. JOINT VENTURES

The Company's pro rata share of its joint ventures' operations included in the consolidated financial statements is summarized as follows:

Years Ended December 31,                              1998          1997          1996
------------------------                              ----          ----          ----
EARNINGS
Sales . . . . . . . . . . . . . . . . . . . . . .  $  6,021      $  4,039     $   2,827
Gross profit. . . . . . . . . . . . . . . . . . .     1,729         1,377         1,204
Financial expenses. . . . . . . . . . . . . . . .       673           109           232
Net earnings (net loss) . . . . . . . . . . . . .       (90)          230            50

CHANGES IN CASH RESOURCES
Source of cash from operating activities . . . .      1,265         1,862         2,278
Source (use) of cash from financing activities .      1,739         4,170           (94)
Use of cash for investing activities . . . . . .     (2,003)       (5,044)       (2,338)


Years Ended December 31,                              1998               1997
------------------------                              ----               ----
BALANCE SHEETS
Assets
 Current assets. . . . . . . . . . . . . . . . .   $   4,967         $   3,294
 Long-term assets. . . . . . . . . . . . . . . .      14,584            12,599
Liabilities
 Current liabilities. . . . . . . . . . . . . .        4,441             2,976
 Long-term debt . . . . . . . . . . . . . . . .        4,201             3,607

During the year ended December 31, 1998, the Company recorded sales of $2,589,000 to its joint ventures ($3,768,000 in 1997). Also, interest income of $1,524,000 from a joint venture was accounted for during the year ended December 31, 1998 ($1,044,000 in 1997). Those operations, measured at exchange values, were conducted in the normal course of business.

4. INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF EARNINGS


Years Ended December 31,                                     1998             1997              1996
------------------------                                     ----             ----              ----
Statements of earnings
 Depreciation of capital assets . . . . . . . . . . . .  $  24,625         $  15,540         $  10,580
 Amortization of deferred charges . . . . . . . . . . .      1,721               541               399

 Financial expenses
  Interest on long-term debt. . . . . . . . . . . . . .     15,424             4,906             4,405
  Interest and bank charges . . . . . . . . . . . . . .      9,907             1,455               842
  Interest income, gain on foreign exchange & other . .     (3,890)           (2,291)           (2,787)
  Interest capitalized to capital assets. . . . . . . .     (2,419)             (823)             (765)
                                                         ---------         ----------        ---------
                                                         $  19,022         $    3,247        $   1,695
                                                         ---------         ----------        ---------

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

5. RESTRUCTURING CHARGES

In 1997, the Company initiated an organizational review of the operations of certain facilities manufacturing fabric intermediate bulk containers and approved a plan to improve efficiency and reduce operating costs.

As a result of the review, a restructuring provision of $27.1 million was recorded to reflect asset impairment and to provide for accruals for costs identified in the restructuring plan. An income tax recovery of $8.4 million was recorded as a result of those restructuring charges.


6. INCOME TAXES

The provision for income taxes consists of the following:

Years Ended December 31,                     1998           1997            1996
------------------------                     ----           ----            ----
 Current. . . . . . . . . . . . . . .    $    4,770     $    3,607       $    9,750
 Future . . . . . . . . . . . . . . .        13,203          2,503            2,050
                                         ----------     ----------       ----------
                                         $   17,973     $    6,110       $   11,800
                                         ----------     ----------       ----------

The reconciliation of the combined Federal and Provincial statutory income tax rate to the Company's effective tax rate is detailed as follows:



Years Ended December 31,                                          1998               1997          1996
------------------------                                          ----               ----          ----
Combined Federal and Provincial income tax rate                 %   42.9          %   43.4       %   43.1
Manufacturing and processing . . . . . . . . . . . . . . . .        (2.1)             (6.1)          (2.7)
Foreign losses recovered (income taxed) at lower rates              (5.1)              3.2           (4.2)
Impact of other permanent differences . . . . . . . . . . .         (6.7)             (9.5)          (7.0)
                                                                    ----              ----           ----
Effective income tax rate                                       %   29.0          %   31.0       %   29.2
                                                                    ----              ----           ----

The net future income tax liabilities are detailed as follows:

Years Ended December 31,                                            1998              1997
------------------------                                            ----              ----
Future income tax assets
 Accounts payable and accrued liabilities                        $   13,278        $    8,154
 Tax credits and loss carry-forwards                                  7,814             5,861
 Receivables                                                          1,294             1,253
 Inventories                                                            744             2,508
 Other                                                                   82             2,805
                                                                 ----------        ----------
                                                                     23,212            20,581
Future income tax liabilities
 Capital assets                                                     (52,449)          (28,112)
                                                                 ----------        ----------
Net future income tax liabilities                                $  (29,237)       $   (7,531)
                                                                 ----------        ----------

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

7. ACQUISITIONS OF BUSINESSES

In the last three years, the following business acquisitions have been accounted for using the purchase method of accounting and accordingly the purchase price was allocated to the assets and liabilities based on their estimated fair value as of acquisition date. The operating results of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition.

a) YEAR ENDED DECEMBER 31, 1998

On September 23, 1998 and October 7, 1998, respectively, the Company purchased 100% of the outstanding shares of Anchor Continental, Inc., a South Carolina manufacturer of pressure sensitive tapes including both masking and duct tapes and substantially all the operating assets of Rexford Paper Company, a Wisconsin redistributor of a variety of pressure sensitive tapes as well as a manufacturer of water activated tapes.

The total cash consideration and estimated transactions costs for the acquisitions were approximately $173.2 million (US$113.3 million).

The preliminary purchase price allocations, which reflect approximately $110.0 million allocated to goodwill, were based on available information and preliminary appraisals and are subject to revision as more facts become known. Goodwill from the acquisitions is being amortized over a forty-year period.

b) YEAR ENDED DECEMBER 31, 1997

On December 16, 1997, the Company purchased 100% of the outstanding shares of American Tape Co., a manufacturer of pressure sensitive tapes and shrink film with facilities located in Michigan and Kentucky. The total cash consideration and transaction costs were $65.7 million. Approximately $103.0 million of American Tape Co.'s long-term debt was refinanced following the acquisition

c) YEAR ENDED DECEMBER 31, 1996

On August 5, 1996 and November 15, 1996, respectively, the Company purchased the operating assets of Augusta Bag & Supply, Co., a Georgia manufacturer of fabric intermediate bulk containers and 100% of the shares of Tape, Inc., a Wisconsin manufacturer of water activated gummed tape. The total cost for those two acquisitions was $12,096,000. The cash consideration for the acquisitions was $5,238,000. The Company also issued 229,370 common shares valued at a price of $29.90 (US$22,315) per share. For one of the acquired businesses, additional goodwill of $2.5 million was recorded in the year ended December 31, 1997, based on a contingent consideration arrangement.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

7. ACQUISITIONS OF BUSINESSES (Continued)

The following is a summary of the initial values of the net assets purchased in the last three years:

                                                                   1998              1997               1996
                                                                   ----              ----               ----
Current assets                                                 $   49,700         $   32,923         $   11,977
Capital assets                                                     79,196             67,198              5,870
Goodwill and other assets                                         110,373            104,763              9,582
Net future income tax assets                                            -              7,447              1,133
                                                               ----------        -----------         ----------
                                                                  239,269            212,331             28,562

Current liabilities assumed                                       (59,576)           (38,812)           (11,781)
Net future income tax liabilities                                  (6,461)                 -                  -
Long-term debt assumed                                                  -           (107,856)            (4,685)
                                                               ----------        -----------         ----------
Net assets purchased and consideration paid                    $  173,232        $    65,663         $   12,096
                                                               ----------        -----------         ----------

8. RECEIVABLES

December 31,                                                   1998              1997
                                                               ----              ----
Trade (net of allowance for doubtful accounts of
 $3,382,000 in 1998 and $ 1,935,000 in 1997)               $   108,810        $   85,749
Income and other taxes                                           2,455             3,183
Rebates receivable                                               5,297             3,694
Sales taxes                                                      2,796               888
Other                                                            7,622             1,456
                                                           -----------        ----------
                                                           $   126,980        $   94,970
                                                           -----------        ----------

9. INVENTORIES

December 31,                                                    1998               1997
------------                                                    ----               ----
Raw materials                                               $   29,727         $   24,355
Work in process                                                 13,020              8,809
Finished goods                                                  67,704             30,454
Parts and supplies                                               7,915              5,057
                                                            ----------        -----------
                                                            $  118,366        $    68,675
                                                            ----------        -----------

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

10. CAPITAL ASSETS

                                                                                ACCUMULATED
DECEMBER 31, 1998                                                   COST       DEPRECIATION           NET
-----------------                                                   ----       ------------           ---
Land. . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   2,876        $       -        $   2,876
Buildings . . . . . . . . . . . . . . . . . . . . . . . . .        44,945            5,142           39,803
Buildings under capital leases. . . . . . . . . . . . . . .        22,893            3,327           19,566
Manufacturing equipment . . . . . . . . . . . . . . . . . .       391,440           91,514          299,926
Furniture, office, computer equipment and other . . . . . .        19,767            6,417           13,350
Manufacturing equipment under construction. . . . . . . . .        19,666                -           19,666
                                                                ---------        ---------        ---------
                                                                $ 501,587        $ 106,400        $ 395,187
                                                                ---------        ---------        ---------



                                                                                ACCUMULATED
DECEMBER 31, 1997                                                   COST       DEPRECIATION           NET
-----------------                                                   ----       ------------           ---
Land. . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   1,194        $       -        $   1,194
Buildings . . . . . . . . . . . . . . . . . . . . . . . . .        18,942            3,735           15,207
Buildings under capital leases. . . . . . . . . . . . . . .        21,382            2,557           18,825
Manufacturing equipment . . . . . . . . . . . . . . . . . .       241,447           62,550          178,897
Manufacturing equipment under capital leases. . . . . . . .        10,908            5,565            5,343
Furniture, office, computer equipment and other . . . . . .        13,528            4,218            9,310
Building and manufacturing equipment
 under construction . . . . . . . . . . . . . . . . . . . .        27,691                -           27,691
                                                                ---------        ---------        ---------
                                                                $ 335,092        $  78,625        $ 256,467
                                                                ---------        ---------        ---------

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

11. OTHER ASSETS


December 31,                                                        1998             1997
------------                                                        ----             ----
Deferred charges and debt issue expenses,
 at amortized cost . . . . . . . . . . . . . . . . . . . . .    $   5,296         $   1,238
Loans to officers and directors including loans
 regarding the exercise of stock options, without
 interest, various repayment terms . . . . . . . . . . . . .          700               987
Receivables from joint ventures(a) . . . . . . . . . . . . .       21,404            17,300
Other receivables. . . . . . . . . . . . . . . . . . . . . .        2,576                 -
Other, at cost . . . . . . . . . . . . . . . . . . . . . . .        1,561             2,420
                                                                ---------         ---------
                                                                $  31,537         $  21,945
                                                                ---------         ---------

[FN]

(a) Of this amount, a total of $19,269,000 is receivable from IFCO - U.S., L.L.C. (IFCO) as at December 31, 1998 ($16,260,000 in 1997) and includes the following: $9,602,000 ($7,223,000 in 1997) of promissory notes bearing interest at a rate of 10%, repayable in annual principal installments, maturing at various dates until January 2002 and a $9,667,000 ($9,037,000 in 1997) loan bearing interest at the U.S. prime rate, of which $2,000,000 is repayable once certain profitability levels are attained by IFCO, and the balance is due on demand. The promissory notes are secured by a first ranking security interest granted by IFCO on fixed assets. As well, a portion of the total amount receivable is subject to a guaranty agreement provided by the other party to the joint venture.


12. BANK INDEBTEDNESS AND CREDIT FACILITIES

The bank indebtedness consists of the utilized portion of unsecured demand and revolving bank credit facilities and cheques issued which have not been drawn from the facilities and is reduced by any cash balances.

As at December 31, 1998, the Company had:

- A US$100 million senior unsecured bank loan under a term credit facility which matures August 22, 1999. This loan bears interest at U.S. prime rate plus a premium varying between 0.50% and 1.25% or LIBOR plus a premium varying between 1.25% and 2.00%. As at December 31, 1998, the effective interest rate pertaining to the bank loan was approximately 7.8%;

- $30 million of revolving credit facilities from Canadian financial institutions of which $2.2 million was utilized as at December 31, 1998;

- US$30 million of revolving credit facilities from U.S. and Canadian financial institutions of which US$8.4 million was utilized as at December 31, 1998.

The effective interest rate on the used portion of these credit facilities was 8.0% as at December 31, 1998 (5.0% as at December 31, 1997).

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

13. LONG-TERM DEBT

Long-term debt consists of the following:

December 31,                                                      1998                 1997
------------                                                      ----                 ----
a) US$137,000,000 Senior Notes. . . . . . . . . . . . . .    $    209,679         $          -
b) US$33,000,000 Series 1, 2 and 3 Notes. . . . . . . . .          50,507               47,174
c) US$33,001,000 bank loan under a revolving
   credit facility. . . . . . . . . . . . . . . . . . . .          50,508                    -
d) Other debt . . . . . . . . . . . . . . . . . . . . . .          13,533               23,240
e) US$114,700,000 bank loans. . . . . . . . . . . . . . .               -              163,963
                                                             ------------         ------------
                                                                  324,227              234,377
Less
 Current portion of long-term debt                                  3,064                4,310
                                                             ------------         ------------
                                                             $    321,163         $    230,067
                                                             ------------         ------------

a) U.S. SENIOR NOTES

Senior unsecured U.S. dollar Notes, bearing interest at 6.82%, payable semi-annually, maturing March 31, 2008.

b) U.S. NOTES - SERIES 1, 2 AND 3

Senior unsecured U.S. dollar Notes, bearing interest at an effective rate of 7.78% (7.78% in 1997), payable semi-annually. These Notes mature on June 1, 2001.

c) U.S. DOLLAR BANK LOAN

Senior unsecured U.S. dollar bank loan under a US$50 million revolving credit facility maturing April 1, 2000. This loan bears interest at U.S. prime rate or LIBOR plus 1.00%. As at December 31, 1998 the effective interest rate pertaining to the bank loan was 6.9%.

d) OTHER DEBT

Consist of government loans, mortgage loans in a joint venture, obligations related to capitalized leases and other loans at fixed and variable interest rates ranging from interest-free to 8.25% and requiring periodic principal repayments through 2008.

e) U.S. DOLLAR BANK LOANS

Senior unsecured U.S. dollar bank loans under term or revolving credit facilities which were reimbursed during the year. Those loans were bearing interest at U.S. prime rate or LIBOR plus a premium varying between 0.95% and 1.25%.

The Company has complied with the maintenance of financial ratios and with other conditions that are stipulated in the covenants pertaining to the various loan agreements.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

13. LONG-TERM DEBT (Continued) Long-term debt repayments are due as follows:


1999. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    3,064
2000. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        53,609
2001. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        53,214
2002. . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,405
2003. . . . . . . . . . . . . . . . . . . . . . . . . . . . .           683
Thereafter. . . . . . . . . . . . . . . . . . . . . . . . . .       211,252
                                                                 ----------
Total                                                            $  324,227
                                                                 ----------

FAIR VALUE

For all debts with fixed interest rates, the fair value has been determined based on the discounted value of cash flows under the existing contracts using rates representing those which the Company could currently obtain for loans with similar terms, conditions and maturity dates. For the debts with floating interest rates, the fair value is closely equivalent to their carrying amounts.

The carrying amounts and fair values of the Company's long-term debt as at December 31, 1998 and 1997 are:

                                        1998                        1997
                                        ----                        ----
                       FAIR           CARRYING       Fair         Carrying
                       VALUE           AMOUNT        value         amount
                       -----           ------        -----         ------
                     $ 338,476       $ 324,227     $ 237,474     $ 234,377


14. OTHER LIABILITIES

December 31,                                                         1998           1997
------------                                                         ----           ----
Provision for future site rehabilitation costs. . . . . . . . .   $   6,887      $   1,430
Future income tax liabilities . . . . . . . . . . . . . . . . .      41,281         19,667
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       8,418          3,573
                                                                  ---------      ---------
                                                                  $  56,586      $  24,670
                                                                  ---------      ---------

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

15. CAPITAL STOCK

a) AUTHORIZED

Unlimited number of shares without par value

-  Common shares, voting and participating.

- Class "A" preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

b) ISSUED AND FULLY PAID

The changes in the number of outstanding common shares and their aggregate stated value from January 1, 1996 to December 31, 1998 were as follows:


                                                       1998                        1997                       1996
                                                       ----                        ----                       ----
                                        NUMBER         STATED       Number        Stated       Number        Stated
                                      OF SHARES        VALUE      of shares       value      of shares        value
                                      ---------        -----      ---------       -----      ---------        -----
Balance, beginning of year. . . . .   25,019,921     $ 157,430    24,446,476    $ 153,003    24,052,436     $ 145,152
Shares issued for business
 acquisitions . . . . . . . . . . .            -             -             -            -       229,370         6,858
Shares issued for cash upon
 exercise of stock options. . . . .      174,412         1,793       573,445        4,427       164,670           993
                                      ----------     ---------    ----------    ---------    ----------     ---------
Balance, end of year                  25,194,333     $ 159,223    25,019,921    $ 157,430    24,446,476     $ 153,003
                                      ----------     ---------    ----------    ---------    ----------     ---------

For basic earnings per share calculation purposes, the weighted average number of common shares outstanding was 25,123,812 for the year ended December 31, 1998 (24,819,495 in 1997 and 24,201,002 in 1996).

c) SHAREHOLDERS' PROTECTION RIGHTS PLAN

On May 21, 1998, the shareholders approved the extension to September 2003 of a Shareholders' Protection Rights Plan originally established in 1993. The effect of the Rights Plan is to require anyone who seeks to acquire 20 percent or more of the Company's voting shares to make a bid complying with specific provisions.

d) STOCK OPTIONS

Under the Company's Amended Executive Stock Option Plan, options may be granted to Company's executives and directors. Options expire ten years after the date of granting. The plan provides that such options will vest and may be exercisable 25% per year over four years.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

15. CAPITAL STOCK (Continued)

Options granted during the last three years were as follows:

                                                                1998                 1997                 1996
                                                                ----                 ----                 ----
Number of common shares in respect
of which new options were granted. . . . . . . . . . . .           744,650               634,900             344,100
Exercise price (or their U.S. dollar equivalent). . . .   $25.86 TO $33.90      $26.51 to $29.03    $22.50 to $24.78

All options were granted at a price equal to the average market value on the five days immediately preceding the date the options were granted.

The following table presents the situation pertaining to common shares reserved for issuance under the plan and options exercised: 1998 1997 1996

                                                                 1998                   1997                 1996
                                                                 ----                   ----                 ----
Number of common shares reserved for
 issuance under the plan. . . . . . . . . . . . . . . . .        2,405,242              2,405,242            2,405,242
Number of shares remaining available for
 issuance under the plan. . . . . . . . . . . . . . . . .          681,592              1,426,242            2,061,142
Number of common shares issued pursuant
 to the exercised stock options . . . . . . . . . . . . .          174,412                573,445              164,670
Price range at issuance . . . . . . . . . . . . . . . . .  $5.04 TO $29.20        $5.04 to $22.50      $5.04 to $12.10

The changes in number of options outstanding from January 1, 1996 to December 31, 1998 were as follows:

                                                              1998                  1997                 1996
                                                              ----                  ----                 ----
Balance, beginning of year . . . . . . . . . . . . . . .   1,837,329             1,799,074            1,624,894
Granted. . . . . . . . . . . . . . . . . . . . . . . . .     744,650               634,900              344,100
Exercised. . . . . . . . . . . . . . . . . . . . . . . .    (174,412)             (573,445)            (164,670)
Canceled . . . . . . . . . . . . . . . . . . . . . . . .      (1,500)              (23,200)              (5,250)
                                                           ---------             ---------            ---------
Balance, end of year                                       2,406,067             1,837,329            1,799,074
                                                           ---------             ---------            ---------

The exercise prices for options outstanding range from $5.04 (US$4.25) to $33.90 (US$23.01).

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

16. ACCUMULATED FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

                                                              1998           1997           1996
                                                              ----           ----           ----
Balance, beginning of year . . . . . . . . . . . . . . . .  $ 3,040       $  1,398       $    914
Effect of changes in exchange rates during
 the year on the net assets of self-sustained
 foreign subsidiaries. . . . . . . . . . . . . . . . . . .    4,660          1,642            484
                                                            -------       --------       --------
Balance, end of year                                        $ 7,700       $  3,040       $  1,398
                                                            -------       --------       --------

17. COMMITMENTS AND CONTINGENCIES

a) COMMITMENTS

At December 31, 1998, the Company had commitments aggregating approximately $2,245,000 to 2003 for the rental of offices, warehouse space, manufacturing equipment, automobiles and other. Minimum lease payments for the next five years are $1,078,000 in 1999, $522,000 in 2000, $279,000 in 2001 and $183,000 in 2002
and 2003.

The Company also had commitments aggregating approximately $11,518,000 for the purchase of manufacturing equipment.

b) CONTINGENCIES

The Company is party to various claims and lawsuits which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material adverse effect on the Company.

18. PENSION AND POST-RETIREMENT BENEFIT PLANS

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

DEFINED CONTRIBUTIONS PLANS

In the United States, the Company maintains a savings retirement plan (401[k]
Plan) for the benefit of certain employees who have been employed for at least one year. Contribution to these plans are at the discretion of the Company.

The Company contributes as well to a multi-employer plan for employees covered by collective bargaining agreements.

In Canada, the Company maintains a defined contribution plan for its salaried employees. The Company contributes to the plan amounts equal to 4% of each participant's eligible salary.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

18. PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

The Company has expensed $2,092,000 for these plans for the year ended December 31, 1998 ($948,000 and $762,000 for 1997 and 1996 respectively).

DEFINED BENEFITS PLANS

The Company has, in the United States, two defined benefits plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of services for hourly employees.

The funding policy is consistent with the funding requirements of federal laws and regulations. Plan assets consist primarily of equity securities and fixed income investments.

In Canada, the non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of $14.00 ($13.00 and $11.50 in 1997 and 1996 respectively) per month for each year of service and which will be $15.00 in 1999.

Plan assets are invested in segregated funds, managed by an unaffiliated investment firm who places these funds in pooled accounts.

The following represents weighted-average of significant assumptions used for the measurement of pension costs and projected benefit obligation:

Year Ended December 31,                      1998        1997        1996
-----------------------                      ----        ----        ----
Discount rate. . . . . . . . . . . . . . .  % 7.00      % 7.50      % 7.50
Expected long-term rate of return. . . . .  % 9.50      % 9.50      % 9.00

There is no salary increase assumption because the remaining plans provide fixed benefits.

As at December 31, 1998, one of the U.S. defined benefits plan (salaried employees) was in the latter stages of termination and the value of the remaining assets was US$550,000, an amount approximately equal to the plan liabilities.

As the plan proceeds into 1999, remaining assets will be distributed and any residual plan assets that remain will be used to increase participant benefits and will not revert back to the Company.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)


18. PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

a) NET PERIODIC BENEFIT COST

Components of net periodic benefit cost for defined benefits plans were as follows:


Years Ended December 31,                             1998        1997         1996

Service cost. . . . . . . . . . . . . . . . . .    $  983        $ 60         $ 42
Interest cost . . . . . . . . . . . . . . . . .     2,990          71           54
Expected return on plan assets. . . . . . . . .    (3,724)        (85)         (69)
Recognized actuarial gains. . . . . . . . . . .        75          (2)          (2)
Other . . . . . . . . . . . . . . . . . . . . .         4           1           (2)

Net periodic benefit cost                          $  328        $ 45         $ 23

b) FUNDING

The funded status of the plans was as follows:


December 31,                                               1998              1997

Benefit obligation at beginning of year . . . . . . .   $13,427           $   902
Service cost. . . . . . . . . . . . . . . . . . . . .       983                60
Interest cost . . . . . . . . . . . . . . . . . . . .     2,990                71
Business acquisition. . . . . . . . . . . . . . . . .         -            12,147
Actuarial loss and other. . . . . . . . . . . . . . .     1,878               279
Benefits paid . . . . . . . . . . . . . . . . . . . .    (7,917)              (32)

Benefit obligation at end of year                       $11,361           $13,427

Fair value of plan assets at beginning of year. . . .   $16,107           $   939
Actual return on plan assets. . . . . . . . . . . . .     1,980                97
Contributions received. . . . . . . . . . . . . . . .       765                47
Business acquisition. . . . . . . . . . . . . . . . .         -            15,056
Benefits paid . . . . . . . . . . . . . . . . . . . .    (7,917)              (32)

Fair value of plan assets at end of year                $10,935           $16,107

Funded status of the plan . . . . . . . . . . . . . .   $  (426)          $ 2,680
Unrecognized actuarial gain . . . . . . . . . . . . .      (211)           (2,588)
Unrecognized prior service cost . . . . . . . . . . .     1,124             1,042
Other . . . . . . . . . . . . . . . . . . . . . . . .      (162)             (168)

Prepaid benefit cost                                    $   325           $   966

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

C) POST-RETIREMENT BENEFITS

In the United States, the Company provides group health care and life insurance benefits to certain retirees. The cost of providing these benefits, which is charged against earnings on an accrual basis, amounted to $193,000 in 1998.

19. SEGMENT DISCLOSURES

The Company adopted the new disclosures requirements regarding segmented information under section 1701 of the Canadian Institute of Chartered Accountants. The information for 1997 and 1996 has been restated from prior year's presentation in order to conform to the 1998 presentation.

     The Company manufactures and sells a variety of specialized polyolefin plastic packaging products primarily in Canada and in the United States of America. All products are considered part of one reportable segment as they are made from similar extrusion processes and differ only in the final stages of manufacturing. A vast majority of the Company's products, while brought to market through various distribution channels, generally have similar economic characteristics.

The following table presents revenues by country based on the location of the manufacturing facilities:


Years Ended December 31,                                             1998                1997            1996

Canada. . . . . . . . . . . . . . . . . . . . . . . . . . . .    $144,152            $142,752        $121,838
United States . . . . . . . . . . . . . . . . . . . . . . . .     511,748             296,822         218,377
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .       5,189               3,230           2,585
Transfers between geographic areas. . . . . . . . . . . . . .    (82,514)            (94,534)         (71,523)

Total revenue                                                    $578,575            $348,270        $271,277

The following table presents capital assets and goodwill by country based on the locations of assets:

December 31,                                              1998                              1997
Capital assets
Canada. . . . . . . . . . . . . . . . . . . . . . . .  $  56,105                           $58,030
United States . . . . . . . . . . . . . . . . . . . .    327,189                           188,635
Other . . . . . . . . . . . . . . . . . . . . . . . .     11,893                             9,802

Total capital assets                                   $ 395,187                          $256,467

Goodwill
Canada . . . . . . . . . . . . . . . . . . . . . . .   $  28,534                           $28,893
United States. . . . . . . . . . . . . . . . . . . .     237,103                           120,341

Total goodwill                                         $ 265,637                          $149,234

(In Canadian dollars; tabular amounts in thousands, except per share amounts)


19. SEGMENT INFORMATION (Continued)

No customer accounted for 10% or more of revenues in 1998, 1997 and 1996.

20. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

21. SUBSEQUENT EVENTS

On March 8, 1999, the Company filed a final prospectus in Canada for the registration and sale of 3,000,000 common shares priced at $40.25 per share. The closing of the transaction is anticipated for March 16, 1999. It is expected that the total net estimated proceeds of $115,670,000 from the offering will be used to reimburse the three series of outstanding senior unsecured U.S. dollar notes and the outstanding balance of a senior unsecured U.S. dollar bank loan under a revolving credit facility.

22. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

In certain respects, Canadian generally accepted accounting principles ("Canadian GAAP") differ from United States generally accepted accounting principles ("U.S. GAAP").

a) CONSOLIDATED STATEMENTS OF EARNINGS

The amounts reported in the consolidated statements of earnings of the Company, prepared under Canadian GAAP, conform in all material respects to the amounts that would be reported if the financial statements would have been prepared under U.S. GAAP.

Canadian GAAP permits the disclosure of a subtotal representing "Earnings before restructuring charges and income taxes". U.S. GAAP does not permit the presentation of this subtotal.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

22. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA
                                                            (Continued)
EARNINGS PER SHARE UNDER U.S. GAAP

Starting in 1997, basic earnings per share under U.S. GAAP is calculated in a matter consistent with Canadian GAAP. Diluted earnings per share under U.S. GAAP is calculated using the assumption that proceeds from exercising options are used at the beginning of the year to acquire common shares of the Company at average market price.

Earnings per share established in accordance with U.S. GAAP are as follows:


Years Ended December 31,                  1998   1997   1996
Basic. . . . . . . . . . . . . . . . .   $1.75  $0.55  $1.20
Diluted. . . . . . . . . . . . . . . .   $1.68  $0.53  $1.15

b) CONSOLIDATED BALANCE SHEETS

Under Canadian GAAP, the financial statements are prepared using the proportionate consolidation method of accounting for joint ventures. Under U.S. GAAP, these investments would be accounted for using the equity method. Note 3 to the consolidated financial statements provides details of the impact of proportionate consolidation on the Company's consolidated financial statements for 1998, 1997 and 1996, including the impact on the consolidated balance sheets.

The other differences in presentation that would be required under U.S. GAAP to the consolidated balance sheets are not viewed as significant enough to require further disclosure

c) OTHER

Consolidated statements of changes in cash resources, supplemental disclosure of cash flow information:


Years Ended December 31,                                                 1998       1997        1996
(i)   Supplemental disclosure of details
      of changes in non-cash working capital items:
Changes in non-cash working capital items
      Receivables. . . . . . . . . . . . . . . . . . . . . . . . .   $   (268)  $(19,263)   $(12,880)
      Inventories. . . . . . . . . . . . . . . . . . . . . . . . .    (23,074)    (2,334)    (12,749)
      Prepaid expenses . . . . . . . . . . . . . . . . . . . . . .      2,968       (997)       (947)
      Accounts payable and accrued liabilities . . . . . . . . . .    (36,782)       603      (8,365)
                                                                     $(57,156)  $(21,991)   $(34,941)
(ii)  Cash paid during the year for:
      Interest. . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 23,351   $  6,169    $  4,905
      Income taxes. . . . . . . . . . . . . . . . . . . . . . . . .     5,110      3,086       6,533

(In Canadian dollars; tabular amounts in thousands, except per share amounts)


22. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA
                                                            (Continued)

(iii) Canadian GAAP permit bank indebtedness (which includes the effect of bank overdrafts) to be included in the determination of cash or cash equivalents. Under U.S. GAAP, changes in bank indebtedness would be reported as cash flows under the heading "Financing".

(iv) Canadian GAAP permit the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items to be included in the consolidated statements of changes in cash resources. U.S. GAAP do not permit this subtotal to be included.

(v) Under U.S. GAAP, non-cash investing and financing activities would be excluded from the consolidated financial statement of changes in cash resources and separately disclosed. As required by Canadian GAAP, the consolidated statement of cash resources for the year ended December 31, 1996 reflects cash flows required for assets acquired in exchange of common shares. Under U.S. GAAP, cash flows required for investment and issue of common shares for such investment would be reduced accordingly. Such impact for 1996 was $6,858,000.

PENSION PLANS

The principal difference between Canadian and United States GAAP in accounting for pension cost is in the choice of discount rate for computing the benefit obligation and the service and interest cost components of net periodic pension expense. Under Canadian GAAP, the discount rate used represents management's best estimate of the long term rate of return on pension fund assets whereas under United States GAAP the discount rate reflects the rate at which pension benefits can be effectively settled at the date of the financial statements.

The impact of this difference on the Company's pension expense and on the funded status of the Company's defined benefit pension plans is not significant.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

22. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

                                                         (Continued)
POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The following information on post-retirement benefit cost components and funded status are required under U.S. GAAP:


Years Ended December 31,                                   1998     1997
Service cost for the year. . . . . . . . . . . . . . .   $   42   $    -
Interest cost on accumulated
post-retirement benefit obligation . . . . . . . . . .      101        -
Net amortization . . . . . . . . . . . . . . . . . . .       50        -

Net post-retirement benefit cost                         $  193   $    -

December 31,                                               1998     1997
Benefit obligation at beginning of year . . . . . . . .  $1,265   $    -
Service cost. . . . . . . . . . . . . . . . . . . . . .      42        -
Interest cost . . . . . . . . . . . . . . . . . . . . .     101        -
Business acquisition. . . . . . . . . . . . . . . . . .       -    1,265
Actuarial loss. . . . . . . . . . . . . . . . . . . . .     154        -
Benefits paid . . . . . . . . . . . . . . . . . . . . .     (92)       -

Benefit obligation at end of year and amount recognized  $1,470   $1,265

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998 and to gradually decrease to 5% in 2005. A 1% increase/decrease in this annual trend rate would have the following effects.


                                                                1% Increase        1% Decrease
Effect on total service and interest cost components. . . . . .         $ 4               $ -

Effect on postretirement benefit obligation . . . . . . . . . .          51               (38)

ACCOUNTING FOR COMPENSATION PROGRAMS

The Company has chosen to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. Under U.S. GAAP, the Company is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share as if the fair value based method of accounting had been applied. The fair value of options granted in 1996, 1997 and 1998 was estimated using the Black-Scholes option-pricing model, taking into account a rate of cancellation of options of 1% per year and an expected life of five years. Other assumptions used for purposes of valuation include expected volatility of 25% for all periods, risk-free interest rates of 5.27% (5.67% in 1997, 6.79% in 1996) and maintenance of the existing dividend policy. A compensation charge is charged off on the vesting periods.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

22. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA
                                                                  (Continued)
Accordingly, the Company's net earnings, basic earnings per share and diluted earnings per share for the year ended December 31, 1998 would have been reduced, on a pro forma basis, by $3,213,000, $0.13 and $0.12 respectively ($2,398,000, $0.10 and $0.09 respectively in 1997 and $1,017,000, $0.04 and
$0.04 respectively in 1996). The pro forma effect on net income for 1996, 1997 and 1998 is not necessarily representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to January 1, 1995.

The weighted average fair value of options granted in 1998 was $9.16 ($8.92 in 1997 and $7.48 in 1996).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's Amended Executive Stock Option Plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

BUSINESS ACQUISITION - PRO FORMA DISCLOSURES

The following unaudited pro forma financial information has been prepared by the Company's management, giving effect to the Anchor Continental, Inc. acquisition, described in Note 7, as if it had taken place at the beginning of the respective periods.

The pro forma information is presented in response to applicable accounting rules relating to business acquisitions. It is not necessarily indicative of the actual results that would have been achieved had the acquisitions occurred as at January 1, 1997 and January 1, 1998, respectively, and is not necessarily indicative of future consolidated results of the Company.

The pro forma assumptions that have been reflected are limited to the inclusion of additional amortization of goodwill and capital assets arising from the acquisitions, increases in financial expenses for debt incurred to finance the acquisitions and the income tax effects of such adjustments. Assumptions that have not been included in the pro forma information are the effect of either certain decisions that have been made by the Company's management since the date of the acquisition as well as the effect of various decisions that the Company's management might have made at the beginning of the respective periods. In management's opinion, because of the inability to reflect such assumptions, the pro forma net earnings and basic earnings per share data described below do not necessarily provide a reliable measure of the impact of the business acquisitions.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

22. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

                                                                  (Continued)


Years Ended December 31,                      1998                 1997
                                                  (UNAUDITED)
Sales. . . . . . . . . . . . . . . . . .  $715,692             $537,813
Net earnings . . . . . . . . . . . . . .  $ 32,267             $  1,911
Basic earnings per share . . . . . . . .  $   1.28             $   0.08

CONSOLIDATED COMPREHENSIVE INCOME

The Company adopted for the year ended December 31, 1998 the new SFAS No. 130 pertaining to comprehensive income:

Years Ended December 31,                                 1998     1997     1996
Net earnings in accordance with U.S. GAAP. . . . . .  $44,003  $13,599  $28,956
Foreign currency translation adjustments . . . . . .    4,660    1,642      484
Consolidated comprehensive income                     $48,663  $15,241  $29,440

NEW ACCOUNTING PRONOUNCEMENTS APPLICABLE OVER NEXT YEARS

The Financial Accounting Standards Board (FASB) has issued SFAS No. 133 which outlines accounting and reporting standards pertaining to derivative instruments and hedging activities. For U.S. GAAP reporting purposes, this statement should be adopted for fiscal years commencing after June 15, 1999. As the Company does not presently use derivative nor hedging instruments, there is no foreseen impact for the implementation of this new recommendation.

The Canadian Institute of Chartered Accountants has issued a new accounting standard concerning reporting cash flows statements (section 1540). This standard should be adopted for fiscal years commencing after August 1, 1998. The Company has determined that the implementation of this standard will result in the preparation of cash flows statements which will generally be consistent with U.S. standards.

NOTES

BOARD OF DIRECTORS

MELBOURNE F. YULL                    BEN J. DAVENPORT, JR.                     MICHAEL L. RICHARDS (1)
Chairman and                         Chief Executive Officer,                  Senior Partner,
Chief Executive Officer              Chatham Oil Company                       Stikeman, Elliott

ERIC E. BAKER                        IRVINE MERMELSTEIN                        L. ROBBIE SHAW (1)
President,                           Managing Partner,                         Vice President Customer
Miralta Capital II Inc.              Market-Tek                                Service, Marketing and Sales,
                                                                               Nova Scotia Power Inc.
GORDON R. CUNNINGHAM (1)             JAMES A. MOTLEY SR. (1)
President,                           Director
Cumberland Asset Management          American National Bank & Trust Company
                                     American National Bankshares, Inc.        (1) Member of Audit Committee

EXECUTIVE OFFICERS

MELBOURNE F. YULL                    RICHARD GERRIOR                           H. DALE MCSWEEN
Chairman and                         Vice President,                           Executive Vice President,
Chief Executive Officer              Manufacturing Truro                       Chief Operating Officer

ANDREW M. ARCHIBALD, C.A.            JAMES A. JACKSON                          KENNETH R. ROGERS
Chief Financial Officer,             Vice President,                           Corporate Vice President;
Secretary, Treasurer,                Chief Information Officer                 President, International Food
Vice President Administration                                                  Container Organization - U.S.
                                     LLOYD W. JONES
JOSEPH D. BRUNO                      Corporate Vice President                  SAL VITALE, C.A.
Vice President,                                                                Vice President, Finance
Distribution Products

TRANSFER AGENT AND REGISTRAR

CANADA                               UNITED STATES OF AMERICA
CIBC Mellon Trust Company            ChaseMellon Shareholder Services, L.L.C.
2001 University Street, 16th Floor   450 West 33rd Street
Montreal, Quebec, Canada             New York, New York, USA
H3A 2A6                              10001

AUDITORS

CANADA                               UNITED STATES OF AMERICA
Raymond Chabot Grant Thornton        Grant Thornton International
600 de la Gauchetiere West,          800 One Prudential Plaza
Suite 1900                           130 E. Randolf Drive
Montreal, Quebec, Canada             Chicago, Illinois, USA
H3B 4L8                              60601-6050

INVESTOR INFORMATION

STOCK AND SHARE LISTING              SHAREHOLDER AND INVESTOR RELATIONS        MR. ANDREW M. ARCHIBALD, C.A.
Common shares are listed on the      Shareholders and investors having         Chief Financial Officer,
American Stock Exchange and the      inquiries or wishing to obtain copies     Secretary, Treasurer,
Toronto Stock Exchange, trading      of the Company's Annual Report or other   Vice President Administration
under the symbol ITP.                U.S. Securities Exchange Commission       Intertape Polymer Group Inc.
                                     filings should write to:                  110E Montee de Liesse
                                                                               St. Laurent, Quebec, Canada
                                                                               H4T 1N4 Tel.: (514) 731-0731
                                                                               E-Mail: itp$info@intertapeipg.com

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders will be held on WEDNESDAY, JUNE 16, 1999 at 4:00 P.M. at Hotel Omni Montreal, 1050 Sherbrooke Street West, Montreal, Quebec, Canada.

Design:  Intertape Polymer Group, Corporate Marketing.

                 Printed in Canada  5-99-20M

1999 Quarterly Report


FIRST QUARTERLY REPORT

Quarterly Report

MESSAGE TO SHAREHOLDERS

Dear Shareholders,

As a result of the recent series of acquisitions, which started with American Tape Co. in 1997, Intertape Polymer Group (IPG) is now deriving more than 89% of its revenue in US dollars. All of these acquisitions have taken place in the USA and the related debt financing has been solely in US dollars. Consequently, commencing with this Quarterly Report, IPG has decided to report its financial results in US dollars.

The first quarter was strong. This bodes well for the balance of 1999. The sales and earnings growth compared to the 1st quarter of 1998 is noteworthy. The highlights are as follows:

     o Sales:  Increased 51.1% to $121.5 MM
     o Gross Margins: Increased to 28.7%
     o Net Earnings: Up 27.2% to $8.2 MM
     o Earnings per share: Increased by 23.1% to $0.32.

During March, IPG issued 3,000,000 common shares from treasury at Cdn$40.25 or US$26.33, which raised US$79.0 million. This was an attractive price.

Those proceeds have since been applied to various debts and a portion retained in short-term investments.

Regarding acquisitions, IPG negotiated the acquisition of the common shares of Central Products Company (CPC); and the asset purchase of Spinnaker Electrical Tape Co. (SETco), both from Spinnaker Industries, Inc. The definitive agreements were signed in early April and will close subject to U.S. government regulatory approval. The synergies between CPC and IPG's tape operations will result in combined lower costs; and SETco's purchase will open new distribution avenues in both the electrical and electronic field. Technology from our existing tape facilities will also expand the SETco product line and provide a broader range of offerings to this new customer base.

Quarterly Report

The recent integration of Anchor Continental, Inc. (ACI) and Rexford in the fall of 1998 is progressing on schedule. In this short window of time, the Rexford facility in Milwaukee has been closed, with production, warehousing and administration relocated to IPG's Green Bay facility. The successful transfer of these operations has had minimal impact on the staffing levels in Green Bay. Concurrently, reductions in personnel at ACI's Columbia facility have been made and the second quarter should generate more positive results. To date, we have achieved half of our overall objectives including limited process and efficiency gains, which will accelerate with the installation of new equipment over the next 18 months. During this transition IPG has maintained the traditional sales levels in both acquired operations.

Company wide, raw material costs have started to rise in polyethylene and polypropylene resins. These costs have been at an all time low for the past two years, which has had a negative effect on our selling prices. However, during this quarter, the customer base accepted recently announced price increases which perhaps indicates an end to this downward trend. Historically, we have maintained and improved our gross margins during periods of rising raw material costs. I see no reason why this should not occur again with this latest series of cost increases. Bookings for the second quarter are strong and I look forward to accelerated growth throughout the year.

Melbourne F. Yull
Chairman and Chief Executive Officer May 12, 1999

Quarterly Report

CONSOLIDATED EARNINGS

(Unaudited)

In thousands of U.S. dollars, except per share amounts, Using Canadian GAAP (Note 1)

 For the three months ended March 31,

Sales Cost of sales

GROSS PROFIT

Selling, general and administrative expenses Amortization of goodwill Research and development Financial expenses

Earnings before income taxes Income taxes

NET EARNINGS FOR THE PERIOD

Retained earnings - beginning of period Dividend

RETAINED EARNINGS - END OF PERIOD

 Earnings per Share

Cdn GAAP - US$

Cdn GAAP - Fully diluted - US$ U.S. GAAP - US$ U.S. GAAP - Fully diluted - US$ Cdn GAAP - CDN$ Cdn GAAP - Fully diluted - CDN$

Except for historical information contained herein, statements in the release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, but are not limited to, risks associated with pricing, volume and conditions of markets. Those and other risks are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months, copies of which are available from the SEC or may be obtained upon request from the Company.

                                       1999                1998
                                   $121,471             $80,367
                                     86,593              57,593
                                   $ 34,878             $22,774
                                     16,098              10,072
                                      1,224                ,727
                                        813                ,742
                                      5,249               2,223
                                   $ 23,384             $13,764
                                     11,494               9,010
                                      3,333               2,594
                                   $  8,161             $ 6,416
                                     88,318              58,564
                                     (2,993)             (2,130)
                                   $ 93,486             $62,850
                                       1999                1998
                                   $   0.32             $  0.26
                                   $   0.30             $  0.25
                                   $   0.32             $  0.26
                                   $   0.30             $  0.25
                                   $   0.48             $  0.39
                                   $   0.45             $  0.38

NOTE 1. CHANGE OF REPORTING CURRENCY

The financial statements of the Company were presented in Canadian dollars up to December 31, 1998. As a result of its increasing U.S. activities, the Company adopted the U.S. dollar as its reporting currency commencing January 1, 1999. The Canadian self-sustained operations of the Company have been translated using the current rate method.
The prior years' financial statements have been converted in accordance with the Translation of Convenience Method using the closing exchange rate at December 31, 1998 of Cdn$ 1.5305 for US$ 1.00.

Quarterly Report

FIRST QUARTER HIGHLIGHTS



                                    [CHART]

                                    [CHART]

                                    [CHART]

Quarterly Report




                                    [CHART]

                                    [CHART]

                                    [CHART]

Quarterly Report

CONSOLIDATED CHANGES IN

(Unaudited)
In thousands of U.S. dollars,
Using Canadian GAAP (Note 1)

For the three months ended March 31,

OPERATIONS

Net earnings for the period
Non-cash items
  Depreciation and amortization

Cash from operations before funding of
changes in non-cash working capital
items

Changes in non-cash working capital items

SOURCE (USE) OF CASH DURING THE PERIOD

FINANCING

Net change in bank indebtedness
Issue of long-term debt
Repayment of long-term debt
Issue of common shares
Dividend

SOURCE OF CASH DURING THE PERIOD

INVESTMENT

Capital assets
Other assets

USE OF CASH DURING THE PERIOD

INCREASE (DECREASE) IN CASH DURING THE PERIOD
Effect of foreign currency translation
adjustments Cash, beginning of period

CASH, END OF PERIOD

Quarterly Report

CASH RESOURCES




                             1999       1998
                         $  8,161   $  6,416
                            7,268      4,286
                           15,429     10,702
                            6,270    (10,803)
                         $ 21,699   $   (101)
                          (23,353)    15,121
                                -        469
                          (34,384)    (1,276)
                           77,434        556
                           (2,993)    (2,130)
                         $ 16,704   $ 12,740
                          (15,447)   (10,793)
                           (5,343)    (2,064)
                         $(20,790)  $(12,857)
                           17,613       (218)
                             (946)       218
                                -          -
                         $ 16,667   $      -

Quarterly Report

CONSOLIDATED BALANCE SHEET

(Unaudited)
In thousands of U.S. dollars,
Using Canadian GAAP (Note 1)

As at  March 31,

ASSETS

Current assets
Capital assets
Goodwill and other assets, at amortized cost

TOTAL ASSETS

LIABILITIES

Current liabilities
Long-term debt and other

TOTAL LIABILITIES

SHAREHOLDERS' EQUITY

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY

COMMON SHARES

Average number of shares outstanding

Canadian GAAP

Canadian GAAP - Fully diluted

U.S. GAAP

U.S. GAAP - Fully diluted

Quarterly Report


                       1999                       1998
                 $  192,336                 $  123,351
                    268,197                    173,986
                    198,589                    112,964
                 $  659,122                 $  410,301
                 $  170,837                 $   81,552
                    209,261                    161,334
                 $  380,098                 $  242,886
                    279,024                    167,415
                 $  659,122                 $  410,301


             3 MONTHS ENDED                3 MONTHS ENDED
             MARCH 31, 1999                MARCH 31, 1998
                25,836,000                     25,035,000
                28,167,000                     27,042,000
                25,836,000                     25,035,000
                26,769,000                     26,115,000

INFORMATION REQUEST FORM

PLEASE CHECK ONE:

I WOULD LIKE TO      RECEIVE OR
CONTINUE RECEIVING FINANCIAL INFORMATION
ON THE COMPANY.

Name: Title: Firm:
Address:

Province/State:
Postal Code/Zip:
Telephone: Fax:
E-mail:

PLEASE SEND ME NOW AND ON A REGULAR
BASIS (PLEASE INDICATE NUMBER OF
COPIES REQUESTED):

  Annual & Quarterly Reports # Fax
  Updates (Press Releases only) #

PLEASE INDICATE YOUR OCCUPATION:

  Investment Dealer           Analyst
  Institution/Corporation     Journalist
  Institutional Broker        Retail Broker
  Institutional Investor      Shareholder
  Investment Banker           Other

PLEASE FAX A COPY OF THIS PAGE TO:
  The Secretary
  -Treasurer Intertape
  Polymer Group Inc.
  (514) 731-5477

OR WRITE TO US AT:
  110E Montee de Liesse,
  Montreal, Quebec, Canada
  H4T 1N4

OR CONTACT US VIA THE INTERNET:
  Web: www.intertapepolymer.com
  E-mail: itp$info@intertapeipg.com

                          INTERTAPE POLYMER GROUP INC.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                       AND

                            MANAGEMENT PROXY CIRCULAR

                                  TO BE HELD ON

                                  JUNE 16, 1999

                   INTERTAPE POLYMER GROUP INC.

               110 E Montee de Liesse St. Laurent, Quebec H4T 1N4

      NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of Shareholders of INTERTAPE POLYMER GROUP INC. (the "Corporation") will be held at Hotel Omni Montreal, 1050 Sherbrooke Street West, Montreal, Quebec, on June 16, 1999, at 4:00 o'clock in the afternoon, for the purposes of:

   (1) receiving the consolidated financial statements for the year ended December 31, 1998, together with the auditors' report thereon;

   (2) electing a board of eight directors to serve until the next annual meeting of shareholders;

   (3) appointing auditors and authorizing the directors to fix their remuneration; and

   (4) transacting such other business as may properly be brought before the Meeting.

     The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

     Only holders of record of common shares of the Corporation at the close of business on May 11, 1999 will be entitled to vote at the Meeting.

                                 By Order of the Board of Directors,

                                 ANDREW M. ARCHIBALD, C.A.
                                 Chief Financial Officer,
                                 Secretary, Treasurer, Vice
                                 President Administration

St. Laurent, Quebec
May 12, 1999

SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE CORPORATION NOT LESS THAN FORTY-EIGHT (48) HOURS PRIOR TO THE MEETING.

                       MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

     THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR"), WHICH IS BEING MAILED TO SHAREHOLDERS ON OR ABOUT MAY 14, 1999, IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF INTERTAPE POLYMER GROUP INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD ON JUNE 16, 1999 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL MEETING OF SHAREHOLDERS, OR ANY ADJOURNMENT THEREOF. The solicitation will be primarily by mail but may also be made by telephone or other means of telecommunication by regular employees of the Corporation at nominal cost. The cost of the solicitation will be borne by the Corporation.

   All dollar amounts set forth in this Circular are in Canadian dollars, except as otherwise indicated.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

     A SHAREHOLDER MAY APPOINT AS PROXYHOLDER A PERSON OTHER THAN THE DIRECTORS OF THE CORPORATION NAMED IN THE ACCOMPANYING FORM OF PROXY TO ATTEND AND VOTE AT THE MEETING IN HIS STEAD, AND MAY DO SO BY INSERTING THE NAME OF SUCH OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

     In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Corporation's Canadian transfer agent, CIBC Mellon Trust Company, 2001 University Street, 16th Floor, Montreal, Quebec, not less than forty-eight (48) hours prior to the Meeting.

     A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Corporation, 110E Montee de Liesse, St. Laurent, Quebec H4T 1N4, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting or an adjournment thereof on the day of the Meeting but prior to the use of the proxy at the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

     THE PERSONS WHOSE NAMES ARE PRINTED ON THE ACCOMPANYING FORM OF PROXY WILL, ON A SHOW OF HANDS OR ANY BALLOT THAT MAY BE CALLED FOR, VOTE OR WITHHOLD FROM VOTING THE SHARES IN RESPECT OF WHICH THEY ARE APPOINTED IN ACCORDANCE WITH THE DIRECTION OF THE SHAREHOLDER APPOINTING THEM. IF NO CHOICE IS SPECIFIED BY THE SHAREHOLDER, THE SHARES WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTORS SET FORTH IN THIS CIRCULAR UNDER THE HEADING "ELECTION OF DIRECTORS" AND FOR THE APPOINTMENT OF THE AUDITORS SET FORTH IN THIS CIRCULAR UNDER THE HEADING "APPOINTMENT AND REMUNERATION OF AUDITORS".

     THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING AND TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AS AT THE DATE HEREOF, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTERS TO COME BEFORE THE MEETING. IF ANY MATTERS WHICH ARE NOT NOW KNOWN SHOULD PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN THE FORM OF PROXY WILL VOTE ON SUCH MATTERS IN ACCORDANCE WITH THEIR BEST JUDGMENT.

SHAREHOLDER PROPOSALS FOR 2000 ANNUAL GENERAL MEETING

     Shareholder proposals intended to be presented at the Corporation's 2000 Annual General Meeting of shareholders must be submitted for inclusion in the Corporation's proxy materials prior to March 17, 2000.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     As at May 11, 1999, the Corporation had 28,273,559 common shares outstanding, being the only class of shares entitled to be voted at the Meeting. Each holder of such shares is entitled to one vote for each share registered in his name as at the close of business on May 11, 1999, being the date fixed by the Board of Directors of the Corporation for the determination of the registered holders of such shares who are entitled to receive the Notice of Annual Meeting of Shareholders enclosed herewith (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he produces properly endorsed share certificates or otherwise establishes proof of his ownership of the shares and demands, not later than ten days before the Meeting, that his name be included in the list of shareholders entitled to vote. This list of shareholders will be available for inspection on and after the Record Date during usual business hours at the registered office of the Corporation and at the Meeting.

     To the knowledge of the directors and officers of the Corporation, no person beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

ELECTION OF DIRECTORS

     The Articles of the Corporation stipulate that the Board of Directors shall consist of a minimum of one (1) and a maximum of eleven (11) directors. The entire Board of Directors currently consists of eight (8) members. Management will propose these eight (8) persons, who are named below, as nominees for election as directors to hold office until the next succeeding annual meeting of shareholders of the Corporation or until their successors are elected or appointed.




                                                                                                    Control or direction of the
                                                                                                    Corporation is exercised by
                                                                                                            means of(1)
                                                                                                  -------------------------------
                                                                                                                      Options to
                                                                              Common                                    Purchase
         Name                 Age  Position or office with Corporation     Director Since          Common Shares          Shares
         ----                 ---  -----------------------------------   -------------------      ---------------      ----------
Melbourne F. Yull (2)          58    Director, Chairman of the          December 22, 1989(3)             405,495         644,000
                                     Board and Chief Executive
                                     Officer
Eric E. Baker                  65    Director                           December 22, 1989(4)             962,812          14,000
Michael L. Richards (2)(5)     60    Director                           December 22, 1989(3)              79,000          14,000
James A. Motley, Sr. (2)(5)    70    Director                           February 21, 1992                  5,800          14,000
Irvine Mermelstein             72    Director                           March 14, 1994                    13,538           9,000
Ben J. Davenport, Jr.(2)       56    Director                           June 8, 1994                       8,000          14,000
L. Robbie Shaw(2)(5)           55    Director                           June 8, 1994                       3,000          14,000
Gordon R. Cunningham(5)        54    Director                           May 21, 1998                       4,000           5,000
                                                                                                       ---------         -------
                                                                                                       1,481,645         728,000

--------------
(1) This information, not being within the knowledge of the Corporation, was furnished by the respective nominees individually.
(2)  Member of Compensation Committee.
(3)  Director of the predecessor company since 1981.
(4)  Director of the predecessor company since 1984.
(5)  Member of Audit Committee.

     Melbourne F. Yull, a resident of Montreal, Quebec, was appointed Chairman of the Board on January 11, 1995, having been the President and a director of the Corporation or a predecessor thereof since 1981. Eric E. Baker, a resident of Longsault, Ontario, has been President of Miralta Capital II Inc., a venture capital company, and has been the President of Almiria Capital Corp., a venture capital company, since 1984. Michael L. Richards, a resident of Montreal, Quebec, is senior partner in the law firm Stikeman, Elliott, Montreal, Quebec since December 1997. James A. Motley, Sr., a resident of Danville, Virginia, is a Director of American National Bank & Trust Company and American National Bankshares, Inc. and was formerly Chairman of the Board and Chief Executive Officer of the same firms.

     Irvine Mermelstein, a resident of Tucson, Arizona and Halifax, Nova Scotia, is the managing partner of Market-Tek, management consultants. Ben J. Davenport, Jr., a resident of Chatham, Virginia, has been, since 1983, the Chief Executive Officer of Chatham Oil Company, a distributor of oil, gasoline and propane. He also serves as Chairman and Chief Executive Officer of First Piedmont Corporation, a waste hauling business. L. Robbie Shaw, a resident of Halifax, Nova Scotia, has been Vice President Marketing and Public Affairs of Nova Scotia Power Inc. from 1993 to 1995 and since then, Vice President Customer Service, Marketing and Sales. Prior to that, Mr. Shaw was Managing Partner for Atlantic Canada of Peat Marwick Stevenson Kellogg.

     Gordon R. Cunningham, a resident of Toronto, Ontario, is President of Cumberland Asset Management Corp., formerly known as Connor Capital Management Corp. Prior to that Mr. Cunningham was the President and Chief Executive Officer of London Life Insurance Co. and President and Chief Executive Officer of London Insurance Group.

     If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of Management will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the election of directors. The Board of Directors recommends a vote in favour of each of the nominees.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     In 1995, The Toronto Stock Exchange adopted a requirement that disclosure be made by each listed company of its corporate governance system by making reference to The Toronto Stock Exchange Guidelines for Corporate Governance (the "Guidelines"). Compliance with the Guidelines is not mandatory but each listed corporation is required to explain where its system of governance differs from the Guidelines.

     1.   MANDATE OF THE BOARD

     The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation, including the development of major policy and strategy. The Board meets at least quarterly, and more frequently as required to consider particular issues or conduct specific reviews between quarterly meetings whenever appropriate. Governance responsibilities are undertaken by the Board as a whole, with certain specific responsibilities delegated to the audit and compensation committees as described below

     2.   COMPOSITION OF THE BOARD

     The Corporation's Board currently consists of eight directors five of whom are unrelated directors in accordance with the definition of an unrelated director in the Guidelines.

     3.   CHAIR OF THE BOARD

     The Board is chaired by a director who is also the Chief Executive Officer of the Corporation. The Board is of the view that this does not impair its ability to act independently of management due, inter alia, to the independence of the remaining members of the Board and the role of the Board in determining its own policies, procedures and practices, and ensuring that the appropriate information is made available to the Board.

     4.   COMMITTEES

     The Board has established two committees, the Audit Committee and the Compensation Committee, to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Guidelines recommend that the Audit Committee be made up of outside directors only and that other board committees should be comprised generally of outside directors, a majority of whom should be unrelated directors. The Audit Committee complies with the Guidelines as it is composed of four outside directors. The Compensation Committee, although composed of a majority of outside directors, as at present constituted, does not comply with the Guidelines in as much as it has two related directors and two unrelated directors. The Board has decided not to modify its composition for the reasons outlined below.

The following is a description of the Committees of the Board and their mandate:

     o    AUDIT COMMITTEE

     The mandate of the Committee is to review the annual financial statements of the Corporation and to make recommendations to the Board of Directors in respect thereto. The Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management and, with the auditors and management, the adequacy of the internal accounting control procedures and systems within the Corporation. The Committee also makes recommendations to the Board regarding the appointment of independent auditors and their remuneration and reviews any proposed change in accounting practices or policies.

     o    COMPENSATION COMMITTEE

     The mandate of the Committee is described below under the heading "Report on Executive Compensation". The Chairman and Chief Executive Officer is a member of this Committee. The Board of Directors considers his participation in the Committee as essential and feels he should continue to serve on the Committee provided the other members are outside directors.

     5.   DECISIONS REQUIRING BOARD APPROVAL

     All major decisions concerning, among other things, the Corporation's corporate status, capital, debt financing, securities distributions, investments, acquisitions, divestitures and strategic alliances, are subject to approval by the Board of Directors. In particular, capital investments and other outlays of an aggregate monetary amount of one million dollars or more are subject to the prior approval of the Board of Directors.

     6.   DIRECTOR RECRUITMENT AND BOARD EFFECTIVENESS

     All the directors presently in office and proposed to be elected (other than Mr. Cunningham) at the next annual meeting of shareholders have served as directors in good standing of the Corporation since 1994 and the majority of them have served since it became a reporting issuer in 1992. The Board of Directors has not adopted a formal policy for the recruitment of directors.

     Participation of directors is expected at all Board of Directors and Committee meetings to which they are called. Directors are asked to notify the Corporation if they are unable to attend, and attendance at meetings is duly recorded. All the directors have agreed to contribute to the evaluation of their collective as well as their individual performances

     7.   SHAREHOLDER COMMUNICATION AND FEEDBACK

     The fundamental objective of the Corporation's shareholder communication policy is to ensure open, accessible and timely exchange of information with all shareholders respecting the business, affairs and performance of the Corporation, subject to the requirements of securities legislation in effect and other statutory and contractual obligations limiting the disclosure of such information.

     In order to facilitate the effective and timely dissemination of information to all shareholders, the Corporation releases its disclosed information through news wire services, the general media, telephone conferences with investment analysts and mailings to shareholders.

APPOINTMENT AND REMUNERATION OF AUDITORS

     Raymond Chabot Grant Thornton, Chartered Accountants, who have been the auditors of the Corporation since December 22, 1989 and the auditors of the predecessor company since 1981, will be nominated for appointment as the Corporation's auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by the Board of Directors. Representatives of Raymond Chabot Grant Thornton will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

EXECUTIVE COMPENSATION

   1.   SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 1998, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation (the "named executive officers").


                               SUMMARY COMPENSATION TABLE

                                                                                         Long-Term
                                                                                        Compensation
                                                    Annual Compensation                    Awards
                                          ---------------------------------------     Securities Under
                                                                      Other Annual      Options/SARs
                                             Salary        Bonus      Compensation        Granted
Name and Principal Position      Year           $            $           ($)(1)             (#)
---------------------------      ----        ------        ------     -------------  ----------------
M.F. Yull                           1998   Cdn$610,493   Cdn$732,592    Cdn$30,431           201,006
  Chairman of the Board and         1997  U.S.$303,270             0    Cdn$30,326           263,006
  Chief Executive Officer           1996  U.S.$272,000             0    Cdn$63,361            64,123
D. McSween                          1998   Cdn$289,324   Cdn$289,324     Cdn$9,949            43,123
  Executive Vice President,         1997   Cdn$238,082             0    Cdn$16,099            78,623
  Chief Operating Officer           1996   Cdn$212,159             0    Cdn$12,619            29,310
A.M. Archibald                      1998   Cdn$236,510   Cdn$236,510    Cdn$32,920            25,553
  Chief Financial Officer,          1997   Cdn$189,520             0     Cdn$7,001            78,553
  Secretary, Treasurer,             1996   Cdn$167,000             0    Cdn$11,028            38,763
  Vice President Administration
K. Rogers                           1998  U.S.$160,000  U.S.$128,000    U.S.$4,837            35,390
  Corporate Vice President          1997   Cdn$197,605             0     Cdn$9,204            20,390
                                    1996   Cdn$172,000             0     Cdn$6,880            20,821
L.W. Jones                          1998  U.S.$228,367  U.S.$228,367    U.S.$5,711            75,000
  Corporate Vice President          1997  U.S.$229,872             0    U.S.$8,704            28,000
                                    1996  U.S.$195,200             0    U.S.$8,669            20,000

---------------
(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers. The amounts in this column related to taxable benefits on employee loans and company contribution to the pension plan.

     The aggregate compensation for all executive officers and directors of the Corporation who are not "named executive officers" for the fiscal year ended December 31, 1998 amounts to $251,602.

     2.   EXECUTIVE STOCK OPTION PLAN AND STOCK APPRECIATION RIGHTS

     The Corporation has an ongoing Executive Stock Option Plan (the "Plan"). The Plan is administered by the Board of Directors. The shares offered under the Plan are common shares of the Corporation.

     The Board of Directors designates from time to time from the eligible executives those to whom options are granted and determines the number of shares covered by such options. Generally, participation in the Plan will be limited to persons holding positions that can have a significant impact on the Corporation's long-term results. The number of common shares to which the options relate will be determined by taking into account, inter alia, the market price of the common shares and each optionee's base salary. The exercise price payable for each common share covered by an option will be determined by the Board of Directors but will not be less than the market value of the underlying common shares on the day preceding the grant. The Plan provides that options issued thereunder shall vest 25% per year over four years.

     In 1998 the Board of Directors granted options to purchase an aggregate of 744,650 common shares to directors, executives and employees of the Corporation, being 296,650 options at an exercise price of $32.92 (or U.S.$23.26), 5,000 options at an exercise price of $33.90 (or U.S.$23.01), 20,000 options at an exercise price of $30.65 (or U.S.$19.50), 405,500 options at an exercise price of $25.86 (or U.S.$16.69), and 17,500 options at an exercise price of $29.75 (or U.S.$19.30) per share. In 1998, options to acquire 73,770 common shares were exercised by executives, at exercise prices ranging from $5.04 to $22.50 or the U.S. dollar equivalent. As at December 31, 1998, options to acquire 2,406,067 common shares were outstanding under the Plan.

     In addition, on December 31, 1998, certain executive officers were credited notional units, based on salary, related to the market price of the Corporation's common shares. Each such unit credited to the officers corresponds to one common share of the Corporation. These units do not vest for three years and are paid in full at the end of the three-year period. The value of the units fluctuates with share appreciation (and depreciation) and additional entitlements (dividend equivalents) may be awarded by the Corporation to compensate the holder of these units for any dividends paid to the shareholders of the Corporation. If employment is terminated during the three-year restriction period, the units will be cancelled. No notional units has vested under this plan. Payments on these units are treated as free-standing Stock Appreciation Rights ("SARs") and reported in the table below.

     The following table sets forth individual grants of stock options under the Plan and SARs during the financial year ended December 31, 1998 to the named executive officers.



                         OPTION /SAR GRANTS DURING THE
                     FINANCIAL YEAR ENDED DECEMBER 31, 1998


                                                           Market Value
                                                           of Securities
                 Securities     % of Total                  Underlying
                   Under       Options/SARs                Options/SARs
                Options/SARs    Granted to     Exercise         on
                  Granted      Employees in      Price     Date of Grant
Name                (#)       Financial Year      ($)           ($)           Expiration Date
----            ------------  ---------------  ---------   -------------      ----------------
M.F. Yull         200,000(1)           26.77        25.86          25.86      October 10, 2004
                    1,006(2)            0.13   U.S.$25.50          39.00       January 1, 1999
D. McSween         25,000(1)            3.35        25.86          25.86      October 10, 2004
                   17,500(1)            2.34        29.75          29.75      November 2, 2004
                      623(2)            0.08        39.00          39.00       January 1, 1999
A.M. Archibald     25,000(1)            3.35        25.86          25.86      October 10, 2004
                      553(1)            0.07        39.00          39.00       January 1, 1999
K. Rogers          20,000(1)            2.68   U.S.$23.26     U.S.$23.26        March 10, 2004
                   15,000(1)            2.01   U.S.$16.69     U.S.$16.69      October 10, 2004
                      390(2)            0.05   U.S.$25.50     U.S.$25.50       January 1, 1999
L.W. Jones         50,000(1)            6.69   U.S.$23.26     U.S.$23.26        March 10, 2004
                   25,000(1)            3.35   U.S.$16.69     U.S.$16.69      October 10, 2004

-------------
(1)  Represents securities under options granted.
(2)  (2) Represents securities under SARs granted.
     The following table sets forth each exercise of options during the financial year ended December 31, 1998 by the named executive officers. No SARs vested during the financial year ended December 31, 1998.

        AGGREGATED OPTION/SAR EXERCISES DURING THE FINANCIAL YEAR ENDED
          DECEMBER 31, 1998 AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                                                              Value of
                                                                            Unexercised                      Unexercised
                        Securities               Aggregate                  Options/SARs                     Options/SARs
                         Acquired                  Value                      at FY-End                        at FY-End
                        on Exercise              Realized                        (#)                              ($)
Name                        (#)                     ($)               Exercisable/Unexercisable        Exercisable/Unexercisable
-----                   ------------            -----------           --------------------------       --------------------------
M.F. Yull                    Nil                       n/a                  191,500/452,500                7,468,500/17,647,500
D. McSween                 50,000                1,625,000                  121,369/120,623                4,733,391/4,704,297
A.M. Archibald               Nil                       n/a                  150,115/107,571                5,854,485/4,195,269
K. Rogers                    Nil                       n/a                  105,803/65,601                 4,126,317/2,558,439
L.W. Jones                 23,770             U.S.$544,566                   17,957/98,319                   700,323/3,834,441

     3.   PENSION ARRANGEMENTS

     Effective January 1, 1991, the pension plan for Intertape Polymer Inc. ("IPI"), a Canadian subsidiary of the Corporation, for its salaried employees in Canada, including the named executive officers who are Canadian residents, was changed from a defined benefit plan to a defined contribution plan. Participants in the plan were credited with either a lump sum amount in their individual accounts or had an insurance contract purchased to settle their benefit obligations at January 1, 1991.

     The Corporation maintains a savings retirement plan (401[k] Plan) for the benefit of substantially all of its employees in the United States of America who have been employed for at least one year. The Corporation may make a discretionary matching contribution determined each year equal to a percentage of contributions made by employees; such contributions are limited to a maximum of 6% of their compensation deposited as elective contributions. A subsidiary of the Corporation also maintains two savings retirement plans (401[k] Plans); contributions to these plans are at the discretion of the Corporation. This subsidiary contributes as well to a multi-employer plan for employees covered by collective bargaining agreements. The Corporation's expense for such savings retirement plans for the year ended December 31, 1998 was $2,092,000 ($653,000 in 1997 and $485,000 in 1996).

     4.   EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

     On July 1, 1998, the Corporation entered into a new employment agreement with Melbourne F. Yull. Pursuant to the terms of the employment agreement, Mr. Yull agreed to continue to serve as Chairman of the Board and Chief Executive Officer of the Corporation and its subsidiaries initially at a fixed annual gross salary and subsequently at compensation levels to be reviewed annually by the Corporation in accordance with its internal policies. The agreement provides inter alia for annual bonuses based on budgeted objectives of the Corporation. The agreement also provides for the payment of 24 months of Mr. Yull's remuneration in the event of termination without cause or resignation within six months of a change of control. Further, it provides for all options for the acquisition of common shares of the Corporation previously granted to Mr. Yull to become immediately vested and exercisable in the event of his termination without cause, or his resignation within six months of a change of control, or his retirement at any time after his 60th birthday or in the event of his death, and that they must be exercised within 90 days following the effective date of such termination, resignation, retirement or death. In addition to his participation in the pension plan for IPI, the employment contract provides for Mr. Yull to receive, upon his ceasing to be an employee for any reason, a defined benefit supplementary pension annually for life equal to 2% of his average annual gross salary for the final 5 years of his employment multiplied by his years of service with IPI.

     On June 13, 1989, predecessors of Intertape Polymer Inc. entered into an employment agreement with Lloyd W. Jones, whereby he agreed to act as President of a subsidiary as well as in such other positions within the Intertape Polymer Group as would be agreed upon between the parties. The agreement is renewed yearly for an additional one-year term and Mr. Jones' compensation is agreed upon on an annual basis, including the salary and the basis for the determination of the annual bonus.

     The Corporation has entered into change-in-control letter agreements dated August 8, 1996 with Messrs. McSween, Archibald, Rogers and Jones. These letter agreements provide that if, within a period of six months after a change in control of the Corporation, (a) an executive voluntarily terminates his employment with the Corporation, or (b) the Corporation terminates an executive's employment without cause, such executive will be entitled to a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to fifteen months of such executive's remuneration at the effective date of such resignation or termination. In addition, all options for the acquisition of common shares of the Corporation previously granted to such executive under the Plan shall become immediately vested and exercisable and must be exercised within 90 days following the effective date of such resignation or termination.

     5.   COMPOSITION OF COMPENSATION COMMITTEE

     Members of the Compensation Committee of the Corporation are Ben J. Davenport, Jr., Michael L. Richards, L. Robbie Shaw and Melbourne F. Yull. The Committee met three times during the period from January 1, 1998 to December 31, 1998. Mr. Yull is Chairman of the Board and Chief Executive Officer of the Corporation. The members of the Compensation Committee have no interlocking relationship as contemplated in the Ontario Securities Regulations.

     6.   REPORT ON EXECUTIVE COMPENSATION

     o    COMPENSATION COMMITTEE REPORT

     The Committee is responsible for the determination and administration of the compensation policies and levels for the executive officers of the Corporation and its subsidiaries. The recommendations of the Committee are communicated to the Board of Directors. The compensation of the Chief Executive Officer and the recommendation for the granting of stock options to executive officers are submitted to the Board of Directors for approval. Mr. Yull does not participate in the Committee's or the Board's deliberations concerning the recommendation on his own compensation.

     In arriving at its compensation decisions, the Committee reviews industry comparisons for similar sized companies and companies in the packaging materials sector. The Committee uses compensation surveys from an independent consultant from time to time to provide data to review and adjust its compensation policies. The compensation philosophy of the Corporation is to be competitive with similar manufacturing companies in order to attract and retain high-quality executives with the expertise and skills required in the business of the Corporation. Three primary components comprise the compensation program: basic salary, annual bonuses based on performance and long-term stock options/SARs.

     Base salaries are established at levels which will enable the Corporation and its subsidiaries to attract, retain and reward executive officers who can effectively contribute to the long-term success and objectives of the Corporation.

     The annual bonus program is formula-based and is measured against pre-determined performance targets. Awards are granted on the basis of divisional profit results, corporate results and individual performance as measured against pre-established objectives.

     The third component is stock options/SARs which are granted periodically at the discretion of the Board of Directors. Options/SARs are granted to provide key employees who have significant responsibility for the management, growth and future success of the Corporation with an opportunity for rewards as a result of stock price increases. To encourage continued service, the options become exercisable over four years in four equal annual installments commencing on the first anniversary of the date of the grant and the SARs only become vested on the third anniversary of the effective date of the grant. They have no value if the stock price does not appreciate. It is felt that this approach closely aligns the interests of the executives and the shareholders.

     Each element of compensation fulfills a different role in the attraction, retention and motivation of qualified officers and employees.

     o    CHIEF EXECUTIVE OFFICER COMPENSATION

     The compensation levels for the Chief Executive Officer have been designed to ensure that they are not only competitive with similar size companies and companies in the packaging materials sector, but also incorporate recognition of the Chief Executive Officer's personal contribution and leadership.

     The compensation of the Chief Executive Officer is reviewed each year by the Committee utilizing both financial and non-financial measurements covering performance in the following areas: financial performance, marketing, operations, human resource management, technology and strategic planning. In addition, the Committee considers compensation surveys described above when assessing the Chief Executive Officer's compensation levels.

     Submitted by the Committee:

     Ben J. Davenport,
     Jr. Michael L.
     Richards L. Robbie
     Shaw Melbourne F.
     Yull

     7.   PERFORMANCE GRAPH

     The first graph compares the yearly change in the cumulative total shareholder return over the five-year period on the Corporation's common shares with the cumulative total return of the TSE 300.

     The second graph compares the yearly change in the cumulative total shareholder return over the five-year period on the Corporation's common shares with the cumulative total return of the S&P 500. The cumulative total shareholder return is based on the United States dollar trading values of the common shares of the Corporation on the American Stock Exchange.

     Both graphs assume the reinvestment of dividends at 100% of the market price on each of the dividend payment dates.

        FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED)
      (Based on the Corporation's activity on The Toronto Stock Exchange)
                                  (Canadian $)



                    Dec. 31    Dec. 31   Dec. 31   Dec. 31   Dec. 31   Dec. 31
                      1993       1994      1995      1996      1997      1998
                    --------   --------  --------  --------  --------  ---------
INTERTAPE           $100.00    $127.85   $247.24   $364.29   $357.42    $455.10
TSE 300             $100.00    $ 99.82   $114.62   $146.74   $168.71    $166.04_

        FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED)
      (Based on the Corporation's activity on the American Stock Exchange)
                                     (US $)


                 Dec. 31    Dec. 31    Dec. 31   Dec. 31   Dec. 31   Dec. 31
                   1993       1994       1995      1996      1997      1998
                 --------   -------    --------  --------  --------  --------
INTERTAPE        $100.00    $120.69    $239.69   $352.57   $336.85   $394.24
S&P 500          $100.00    $101.58    $139.61   $171.73   $229.78   $295.30

COMPENSATION OF DIRECTORS

     In 1998, directors of the Corporation, who were not officers of the Corporation, received an annual fee of $6,083 for their services as directors and a fee of $1,000 for each board meeting attended ($250 for telephone meetings). Furthermore, a total of 15,000 options to purchase common shares of the Corporation were granted to directors of the Corporation, who were not officers of the Corporation, those being 10,000 options at an exercise price of $32.92 (U.S.$23.26) and 5,000 options at an exercise price of $33.90 (US$23.01)
per share.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

     Officers of the Corporation are currently indebted to the Corporation in respect of interest-free loans granted for the purpose of purchasing common shares of the Corporation upon the exercise of options. Such loans are repayable not later than September 30, 1999. As at May 11, 1999, the aggregate indebtedness of all officers to the Corporation entered into in connection with the purchase of common shares was $399,531. The following table summarizes the largest amount of the loans outstanding since January 1, 1998, and the amount outstanding on May 11, 1999.



                                                                                      Financially
                                     Largest Amount                               Assisted Securities        Common
                                       Outstanding                                 Purchases During        Shares as
                                         During           Amount Outstanding          FY-31.12.98         Security for
Name and Principal Position         FY-Ended 31.12.98       as at 11.05.99                (#)             Indebtedness
---------------------------         -----------------     -------------------     --------------------    -------------
M.F. Yull                               $369,218               $369,218                   Nil                26,000
Chairman of the Board and
Chief Executive Officer
D. McSween                               30,313                 30,313                    Nil                 Nil
Executive Vice President and
Chief Operating Officer

DIRECTORS' AND OFFICERS' INSURANCE

     The Corporation maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Corporation incurred as a result of acting as such directors or officers, provided they acted honestly and in good faith with a view to the best interests of the Corporation. The current limit of insurance is $25,000,000 and an annual premium of $143,000 was paid by the Corporation in the last completed financial year with respect to the period from October 1998 to December 1999. Claims payable to the Corporation are subject to a retention of $250,000 per occurrence.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     The Management of the Corporation is unaware of any material interest of any director or officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transactions that has materially affected or will materially affect the Corporation or any of its affiliates.

APPROVAL OF DIRECTORS

     The contents and the sending of this Circular have been approved by the directors of the Corporation.

                                           ANDREW M. ARCHIBALD, C.A.
                                           Chief Financial Officer,
                                           Secretary, Treasurer, Vice
                                           President Administration

St. Laurent, Quebec
May 12, 1999

                          INTERTAPE POLYMER GROUP INC.

                                     PROXY

             The Management of the Corporation Solicits this Proxy

The undersigned shareholder of INTERTAPE POLYMER GROUP INC. (the "Corporation") hereby appoints Melbourne F. Yull, failing whom, Michael L. Richards, or instead of the foregoing,
 ...............................................................................,

as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON JUNE 16, 1999, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.


The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated below:


(1)  ELECTION OF DIRECTORS

[ ]   FOR all nominees listed below as a group  [ ]   WITHHOLD AUTHORITY to vote for all
      (except as marked to the contrary below)        nominees listed below as a group


(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST BELOW.) Melbourne F. Yull, Eric
E. Baker, Michael L. Richards, James A. Motley, Sr., Irvine Mermelstein, Ben J. Davenport, Jr., L. Robbie Shaw, Gordon R. Cunningham.

(2) VOTE FOR [ ] WITHHOLD FROM VOTING [ ] in respect of the appointment of Raymond Chabot Grant Thornton as auditors of the Corporation and authorizing the directors to fix their remuneration.

                             Date:. . . . . . . . . . . . . . . . . . . . . . .


                             Signature. . . . . . . . . . . . . . . . . . . . .


Notes:

(1) This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2) A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3) The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted "FOR" the itemized matters.


                                     PROXY
              PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED.